    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 2, 1999



                                                   REGISTRATION NUMBER 333-90269

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                                 TRUETIME, INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                             3663                            94-3343279
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  incorporation or organization)      Classification Code Number)            Identification No.)

                                 TRUETIME, INC.
                                2835 DUKE COURT
                              SANTA ROSA, CA 95407
                                 (707) 528-1230
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                             ---------------------

                              ELIZABETH A. WITHERS
                                 TRUETIME, INC.
                                2835 DUKE COURT
                              SANTA ROSA, CA 95407
                                 (707) 528-1230
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------

                                   Copies to:

                 CHARLES H. STILL                              J. KENNETH MENGES, JR., P.C.
            FULBRIGHT & JAWORSKI L.L.P.                  AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
             1301 MCKINNEY, SUITE 5100                        1700 PACIFIC AVENUE, SUITE 4100
             HOUSTON, TEXAS 77010-3095                              DALLAS, TEXAS 75201
                  (713) 651-5151                                      (214) 969-2800

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT RELATING TO THESE SECURITIES FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE OR OTHER JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED DECEMBER 2, 1999

PROSPECTUS

                                3,000,000 SHARES

                                [TRUETIME LOGO]

                                  COMMON STOCK
                             ---------------------

This is the initial public offering of TrueTime, Inc. We are offering 1,500,000 shares of our common stock and the selling stockholder is offering 1,500,000 shares of our common stock for resale. No public market currently exists for our shares. We anticipate that the initial public offering price will be between $5.00 and $7.00 per share.


We have applied to have the shares we are offering approved for quotation on the Nasdaq National Market under the symbol "TRUE."

                             ---------------------


THIS INVESTMENT INVOLVES SUBSTANTIAL RISK. SEE "RISK FACTORS" BEGINNING ON PAGE
5.

                             ---------------------

                                                              PER SHARE              TOTAL
                                                              ----------            --------
Public offering price.......................................   $                    $
Underwriting discounts......................................   $                    $
Proceeds, before expenses, to TrueTime......................   $                    $
Proceeds, before expenses, to selling stockholder...........   $                    $

                             ---------------------

TrueTime has granted the underwriters a 30-day option to purchase up to 450,000 additional shares to cover over-allotments.

TrueTime has, as additional underwriting compensation, agreed to issue to C.E. Unterberg, Towbin warrants to purchase up to 200,000 shares of common stock at an initial exercise price for each share equal to 110% of the offering price.
                             ---------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares against payment in New York, New York
on             , 1999.
                             ---------------------

C.E. UNTERBERG, TOWBIN

                                CRUTTENDEN ROTH
                                  INCORPORATED

                                                     PENNSYLVANIA MERCHANT GROUP

                                           , 1999

     The TrueTime logo in block print, "TrueTime" and "Products" directly underneath it. Five pictures of TrueTime's products.

     The picture of each product also contains a description of what each product is. The products and descriptions in order from top to bottom are "time displays," "computer network time servers," "computer plug-in cards," "time code products," and "precise time and frequency products."

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary...................     1
Risk Factors.........................     5
Special Note Regarding
  Forward-Looking Statements.........    12
Use of Proceeds......................    13
Dividend Policy......................    13
Capitalization.......................    14
Dilution.............................    15
Selected Financial Data..............    16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    17
Business.............................    23



                                        PAGE
                                        ----
Management...........................    33
Relationship with OYO Japan and
  Related Transactions...............    40
Security Ownership of Management and
  Principal and Selling
  Stockholder........................    42
Description of Capital Stock.........    44
Shares Eligible for Future Sale......    49
Underwriting.........................    51
Legal Matters........................    53
Experts..............................    53
Where You Can Find Additional
  Information........................    53
Index to Financial Statements........   F-i

                               PROSPECTUS SUMMARY


     In the following summary, we will try to provide clear and concise information which will help you decide whether you wish to buy our common stock. However, the summary may not contain all the information that is important to you and we therefore encourage you to read the entire prospectus and our consolidated financial statements and the notes to those statements before making your decision.

                                 TRUETIME, INC.

OUR BUSINESS


     TrueTime designs, develops, manufactures and markets precision time and frequency products that are essential components used in many technology-based markets. Our products use a variety of external timing references, including most importantly the Global Positioning System, or GPS, together with advanced timing devices to provide high quality signals (frequencies) and precise time. We offer a wide variety of products, which can be divided into the following broad categories:



     - precise time and frequency products



     - computer plug-in cards with precise timing capabilities



     - computer network time servers



     - time code products



     - time displays



     Our customers are businesses and government agencies that have sophisticated and demanding needs for timing with greater accuracy and resolution than available from conventional time measuring devices. A substantial portion of our sales is made to numerous, and usually repeat, customers who purchase small quantities of multiple types of products and who often have custom or semi-custom specifications. Representative of typical customers are some of the best-known enterprises engaged in



     - telecommunications



     - computer networking



     - e-commerce



     - power utilities



     - aerospace



     - national defense



     - television broadcasting


     In fiscal year 1999, we sold our products to more than 1,000 customers. We believe that the size and diversity of our customer base reduces the business risk inherent in dependence on a small number of large-volume customers.

     In the fiscal year ended September 30, 1999, we achieved sales of $20.6 million, an increase of 26.7% over the prior fiscal year, resulting in net income of $2.3 million, an increase of 40.0% over the same period.

OUR INDUSTRY AND MARKET


     Our time and frequency products are integral to the expanding communications infrastructure composed of wireline, wireless (including satellite) and computer network technologies. We believe that the convergence of wireline, wireless and computer network systems and the pervasive growth of the Internet and e-commerce will lead to increased demand for precision time and frequency devices.

     Our products use the highly accurate external time reference available from GPS operated by the U.S. Department of Defense to maintain required accuracy. At least two marketing research firms that follow the industry provide forecasts for industry growth by segments, including timing products using GPS as a timing reference. According to forecast data from their reports,



     - the aggregate North American market for GPS related timing products is projected to grow from $209 million to $368 million during the five-year period from 2000 through 2004, reflecting a compound annual growth rate of approximately 15% during such period (Source: Frost & Sullivan) and



     - for the same five-year period, the aggregate U.S. market for GPS related timing products is projected to grow from $238 million to $383 million, reflecting a compound annual growth rate of approximately 13% during such period (Source: Allied Business Intelligence).


OUR STRATEGY

     We have already established name-recognition in the time and frequency industry. Our investments in new technology have given us the capability to enter new segments of the timing market and allow us to reduce the time needed to market new products. Now, our goals are to


      - introduce new products



      - form strategic relationships with other enterprises in related industries



      - continue to gain market share in our existing markets.


CORPORATE INFORMATION


     In 1991, OYO Corporation U.S.A., a Texas corporation and wholly-owned subsidiary of OYO Corporation, a Japanese corporation, acquired our business as part of its acquisition of Kinemetrics, Inc., which manufactures and sells earthquake monitoring instrumentation. Shortly after acquiring Kinemetrics, OYO established a new California corporation named TrueTime, Inc., and transferred the ownership of the Kinemetrics/TrueTime business to the newly established corporation. In November 1999, we were reincorporated in Delaware. We are located at 2835 Duke Court, Santa Rosa, California 95407. Our telephone number is (707) 528-1230.



     In this prospectus, "OYO Japan" refers to OYO Corporation and "OYO U.S.A." refers to OYO Corporation U.S.A. "OYO" refers to OYO Japan and its consolidated subsidiaries, including OYO U.S.A., unless the context indicates otherwise.

                                  THE OFFERING

Common stock offered by TrueTime........     1,500,000 shares

Common stock offered by the selling
stockholder.............................     1,500,000 shares

Common stock to be outstanding after
this offering...........................     5,500,000 shares(1)(2)

Use of proceeds.........................     We plan to use the proceeds from
                                             this offering for general corporate
                                             purposes, including working
                                             capital, expansion into new
                                             technologies and markets, increased
                                             marketing, sales and operations
                                             capabilities and possible
                                             acquisitions of complementary
                                             businesses or technologies. We will
                                             not receive any proceeds from the
                                             sale of the shares of common stock
                                             offered by the selling stockholder.
                                             See "Use of Proceeds."

Proposed Nasdaq National Market
symbol..................................     TRUE
---------------------

(1) Assumes no exercise of the underwriters' over-allotment option. Unless we specifically state otherwise, the information in this prospectus does not take into account the issuance of up to 450,000 shares of common stock that the underwriters have the option to purchase solely to cover over-allotments. If the underwriters exercise their over-allotment option in full, 5,950,000 shares of our common stock will be outstanding after this offering.


(2) Excludes 1,650,000 shares of common stock reserved for issuance under our stock option plans, of which up to 810,000 shares of common stock will be issuable upon exercise of options that the board of directors intends to grant to the directors, advisors, officers and certain key employees on or about the date of this offering. These options will be exercisable at the offering price. Also, excludes 200,000 shares issuable upon exercise of warrants to be issued to the underwriters in connection with this offering. For information on these warrants, see "Underwriting."


     All information in this prospectus relating to the number of shares of our common stock and options and warrants to purchase our common stock has been adjusted to reflect the initial issuance of our common stock to our sole stockholder on November 1, 1999, in connection with the reincorporation of our predecessor, a California corporation of the same name, in Delaware.

                             SUMMARY FINANCIAL DATA

                                                                     YEAR ENDED SEPTEMBER 30,
                                                            ------------------------------------------
                                                               1997            1998            1999
                                                            ----------      ----------      ----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA
Sales.....................................................   $13,894         $16,297         $20,645
Cost of sales.............................................     5,783           7,537           9,076
                                                             -------         -------         -------
Gross profit..............................................     8,111           8,760          11,569
Operating expenses:
  Selling, general and administrative.....................     3,906           4,395           5,905
  Research and development................................     1,855           1,873           2,155
                                                             -------         -------         -------
          Total operating expenses........................     5,761           6,268           8,060
                                                             -------         -------         -------
Income from operations....................................     2,350           2,492           3,509
Interest and other income (expense), net..................        10             249             305
                                                             -------         -------         -------
Income before income taxes................................     2,360           2,741           3,814
Provision for income taxes................................       964           1,122           1,547
                                                             -------         -------         -------
Net income................................................   $ 1,396         $ 1,619         $ 2,267
                                                             =======         =======         =======
Earnings per share -- basic and diluted...................   $  0.35         $  0.40         $  0.57
Weighted average shares outstanding as adjusted for
  reincorporation -- basic and diluted....................     4,000           4,000           4,000


                                                              AS OF SEPTEMBER 30, 1999
                                                              ------------------------
                                                                               AS
                                                              HISTORICAL   ADJUSTED(1)
                                                              ----------   -----------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA
Cash and cash equivalents(2)................................   $ 3,539       $11,409
Working capital.............................................    10,808        18,678
Total assets................................................    15,491        23,361
Stockholders' equity........................................    12,753        20,623


---------------------

(1) As adjusted to reflect this offering and the application of the net proceeds therefrom.


(2) Includes $3,500,000 which was transferred in October 1999 to OYO U.S.A. pursuant to a trust arrangement under which TrueTime was the sole beneficial owner of the trust assets. The trust was established to maximize the return on our assets available for investment until such time that we have established our own short-term investment program. On December 1, 1999, the trust agreement was terminated and the cash and cash equivalents held in trust were distributed to TrueTime.

                                  RISK FACTORS



     An investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the financial and other information contained in this prospectus, before you decide whether to buy our common stock.


RISKS RELATED TO OUR BUSINESS

OUR BUSINESS WILL SUFFER IF WE ARE UNABLE TO KEEP UP WITH RAPID TECHNOLOGICAL CHANGE AND PRODUCT OBSOLESCENCE.


     If we fail to maintain our technological leadership and good reputation with our customers in the areas of GPS, real-time operating systems and network technologies, the value of your investment will decrease. The markets for timing and frequency products are characterized by continual and rapid technological developments that have resulted in, and will likely continue to result in, substantial improvements in product function and performance. Our success will depend on our ability to anticipate changes in technology and industry requirements and to respond to technological developments on a timely basis, either internally or through strategic alliances.


     We will likely be constantly threatened by current competitors or new market entrants who may develop new technologies or products or establish new standards that could render our products obsolete and unmarketable. Thus, we can offer no assurances that we will be successful in developing and marketing, on a timely and cost effective basis, product enhancements or new products that respond to technological developments, that are accepted in the marketplace or that comply with industry standards.

WE RELY ON A LIMITED NUMBER OF SUPPLIERS FOR CERTAIN CRITICAL COMPONENTS, AND WE USE A SINGLE SUPPLIER FOR VIRTUALLY ALL OF ONE OF OUR GPS-BASED COMPONENTS, MAKING US SUBJECT TO SUPPLY AND QUALITY CONTROL PROBLEMS.


     Most of our products incorporate certain components or technology supplied in part by third parties. From time to time, we experience delays and disruptions in our supply chain, including some such disruptions in recent periods. To date, these delays and disruptions have not materially adversely affected our business. Wherever possible, we try to develop multiple sources of supply, but we do not always succeed. To the extent that we experience significant supply or quality control problems with our vendors, these problems can cause us to have difficulty in controlling our quality and can have a significant adverse effect on our ability to meet future production and delivery commitments to our customers.



     Currently, Trimble Navigation Limited provides virtually all of a key component for our GPS-based products. In addition, we believe that Trimble has begun competing in markets similar to our own. While we have attempted to address this single-supplier risk by entering into purchase agreements with Trimble that will secure our supply of the components for the next year or so, by attempting to establish alternative supply arrangements and by taking steps to develop our own proprietary products in this area, there can be no assurances that we will be able to obtain adequate supplies of this component in the future. If we are unable to obtain adequate supplies of this component for any reason, we will likely experience delays or reductions in production and increased expenses while we redesign our GPS-based products or accelerate the introduction of new GPS-based products that do not use this component. Our operations will be negatively affected if we experience inadequate supplies of any key components.



OUR TRADE SECRETS, TRADEMARKS AND PATENTS MAY NOT BE ADEQUATE OR ENFORCEABLE AND OTHERS MAY USE OUR PROPRIETARY TECHNOLOGY.


     Historically, we have not filed patents to protect our intellectual property. While we hope our intellectual property is adequately protected by our confidential trade-secret protection plans and programs, we cannot be sure that our competitors will be prevented from gaining access to our proprietary and confidential technologies. Furthermore, although we have applied for a patent related to a computer network timing product, we can offer no assurances that a patent will be issued for this patent application or other future applications and, if issued, that any patents will be enforceable. If the protection of our intellectual property proves to be inadequate or unenforceable, others may use our proprietary developments without compensation to us and in competition against us, giving cost advantages to our competitors.



WE FACE THE RISK OF LITIGATION ALLEGING OUR INFRINGEMENT OF OTHER PEOPLE'S INTELLECTUAL PROPERTY RIGHTS.



     We do not know of any instances where our products violate the intellectual property rights of others or inappropriately use their technology. However, technology-based companies are often very litigious. Therefore, we face the risk of adverse claims and litigation alleging infringement of other people's intellectual property rights. These claims could result in costly litigation and divert management's attention from other matters. Alternatively, these claims could practically require us to obtain licenses in order to use, manufacture and sell certain of our products, regardless of the merits of the infringement claims, in order to maintain business levels or we could otherwise be excluded from participation in certain markets. We cannot be certain that any necessary licenses will be available or that, if available, they can be obtained on reasonable terms acceptable to us.



OUR PRODUCTS AND SOFTWARE MAY NOT BE Y2K COMPLIANT AND CUSTOMERS MAY MAKE CLAIMS AGAINST US.


     We sell products and software that could fail at the transition between December 31, 1999 and January 1, 2000, leading to claims against us by our customers. At the Y2K transition date, certain computers and information technology equipment may not continue to work properly. Although the latest versions of our software are designed to be Y2K compliant, it is not possible to determine with complete accuracy that all Y2K problems affecting our products have been identified or corrected due to their complexity and the fact that these products interact with other third party vendor products and operate on or with computer systems that are not under our control.


     A small number of customers who had older TrueTime products and had not checked their equipment for Y2K compliance reported product failure following August 21, 1999, the date when the GPS counter rolled over from 1024 to 0000, as it was designed to do. While these customers had not had their products updated and the costs of servicing the customers were not material, this could be indicative of claims by customers having older TrueTime products on January 1, 2000. A significant number of operational inconveniences and inefficiencies may result from the Y2K event and divert our time and attention and financial and human resources from our ordinary activities. While we do not believe it likely, serious system failures and customer claims may result from the Y2K issue.



Y2K ISSUES MAY ADVERSELY IMPACT OUR NEAR-TERM SALES.



     While we have not to date experienced any declines in orders nor have our customers advised us of any intentions in that regard, other companies in technology-related industries have recently reported some decreases in sales and orders and have attributed those decreases to the postponement of purchases until after the Y2K event. There can, however, be no assurances that we will not be adversely affected by any such decisions by our customers.



OUR COMPETITORS MAY USE THEIR GREATER RESOURCES AND BROADER PRODUCT OFFERINGS TO INCREASE COMPETITION AND REDUCE OUR SALES AND PROFITABILITY.



     Many of our existing and potential competitors have substantially greater marketing, financial and technical resources than we have. In addition, some of our competitors have broader product offerings and manufacture internally certain critical components of time and frequency products. Currently, we do not have a complete offering of precision time and frequency products nor do we manufacture internally certain critical components, placing us at a disadvantage to some of our competitors. In addition, we believe that some of our competitors have obtained and maintained business that loses money -- "loss leading" -- in order to maintain a competitive advantage with regard to specific customers or products. If our competitors were to use such tactics in the future, we would be unable to maintain our market position without incurring a negative impact on our profitability.


     The race for a leading position in new technological advances is always very competitive. Advances in technology may reduce the cost for potential competitors to gain market entry, particularly for less expensive time and frequency products. We cannot assure you that sales of our products will continue at current volumes or prices in any event but especially if our current competitors or new market entrants introduce new products with better features, better performance or lower prices or having other characteristics that are more attractive than our own. Competitive pressures or other factors also may result in significant price competition that could have a material adverse effect on our results of operations.



OUR INDUSTRY MAY NOT GROW AS FORECASTED AND OUR REVENUES AND OPERATING RESULTS MAY BE DIMINISHED.


     Our future successful performance is inextricably tied to the growth of our industry. While we do not disagree with the overall market growth forecasts cited in this prospectus from Frost & Sullivan and Allied Business Intelligence reports, we did not participate in making such forecasts or in developing the assumptions upon which they are based or the methodology used in developing necessary data. Accordingly, we cannot assure you that such forecasted growth can be achieved or that assumptions upon which such forecasts are based will prove to be accurate. As is the case with all forward-looking information contained in this prospectus, actual events or results may differ materially from forecasted data. Moreover, even if our industry grows as forecast, there can be no assurance that we will be able to grow consistently with our industry.


OUR RELATIONSHIPS WITH OUR SALES REPRESENTATIVES COULD BE IMPAIRED AND CAUSE US TO LOSE ORDERS.



     More than 80% of our orders come through our 26 domestic and worldwide sales representative organizations. Many of these representatives act as relationship brokers and the loss of any key representatives could have a negative effect on our sales.



WE MAY BE UNABLE TO ATTRACT AND RETAIN KEY EMPLOYEES, DELAYING PRODUCT DEVELOPMENT AND MANUFACTURING.


     Our success depends upon attracting and retaining highly skilled professionals. A number of our employees are highly skilled engineers and other technical professionals, and our failure to continue to attract and retain such individuals could adversely affect our ability to compete in the industry. In addition, our success will depend to a significant extent upon the abilities and efforts of several members of our senior management.


BECAUSE MANY OF OUR KEY CUSTOMERS ARE UNITS OF THE U.S. GOVERNMENT AND ENTITIES THAT ARE DEPENDENT UPON U.S. GOVERNMENT FUNDING FOR PURCHASES, DECREASED GOVERNMENT SPENDING COULD ADVERSELY AFFECT OUR BUSINESS.


     Our defense, military and aerospace based business depends largely on U.S. government expenditures, whether directly with us or indirectly with our customers who contract with the U.S. government. In recent years, units of the U.S. government have collectively accounted for approximately 21% to 28% of our annual revenues. There can be no assurances as to whether future governmental spending will adequately support our business in those areas, and substantial decreases in government spending or loss of U.S. governmental customers could materially and adversely affect our operations.

OUR MARKET IS SEGMENTED INTO A LIMITED NUMBER OF CUSTOMER GROUPS, THE LOSS OR CHANGE OF WHICH COULD SIGNIFICANTLY DECREASE OUR SALES.

     While we sell our products to a large number of individual customers, the number of customer groups is limited. These groups include telecommunications, computer networking, aerospace, military, satellite, U.S. government and power utility customers. The loss, or changes in the purchasing behavior, of one or more of these groups of customers could cause a material decrease in the sale of our products.

THE FAILURE OF GPS AND OTHER TIME AND FREQUENCY REFERENCES WOULD CAUSE OUR PRODUCTS TO FAIL TO PERFORM TO SPECIFICATION.


     The time and frequency products that we manufacture rely upon the availability of highly accurate timing references, primarily GPS operated by the U.S. Department of Defense, and to a lesser degree, other timing references operated by the U.S. National Institute of Science and Technology and other outside signal sources. The failure of these timing references, particularly GPS, would create many problems for our products and our customers and seriously disrupt the sale of our products.


OUR PRODUCTS COULD FAIL TO PERFORM ACCORDING TO SPECIFICATION OR PROVE TO BE UNRELIABLE, CAUSING DAMAGE TO OUR CUSTOMER RELATIONSHIPS AND INDUSTRY REPUTATION AND RESULTING IN LOSS OF SALES.



     Our customers require demanding specifications for product performance and reliability. Because our precision time and frequency products are complex and often use state-of-the-art components, processes and techniques, undetected errors and design flaws may occur. Product defects result in higher product service and warranty and replacement costs and may cause serious damage to our customer relationships and industry reputation, all of which will negatively impact our sales and business.


IF WE ARE UNABLE TO EXPAND OUR PRODUCTION CAPACITY TO MAINTAIN COMPETITIVE DELIVERY TIMES, WE WILL LIKELY LOSE CUSTOMERS.

     Our production capacity and ability to fill orders for our customers on a timely basis is limited by our equipment, the size of our production facilities, the ability of our suppliers to meet our needs and our human resources. These resources in turn are limited by the availability of capital and the time required to increase capacity, particularly to construct additional facilities and to hire and train employees. We cannot assure you that we will have sufficient capital and resources to expand our production capacity and to maintain delivery times which our customers consider appropriate. Further, an increase in our delivery times may result in loss of customers.


OUR RESULTS OF OPERATIONS WILL BE ADVERSELY AFFECTED IF WE DO NOT HAVE ENOUGH DEMAND FOR OUR PRODUCTS TO JUSTIFY OUR INCREASED CAPACITY.



     To meet our goals for future growth, we plan to move into new, larger manufacturing and office facilities in the first half of 2000, using a portion of our working capital to build out and equip the new facilities. The additional manufacturing capacity provided by the new facilities and equipment will allow us to more than double our output given sufficient market demand. However, after increasing our production capacity, we may find that demand for our products does not remain sufficiently high for us to realize a satisfactory return on the capital we have spent to increase capacity.



OYO WILL BE IN A POSITION TO CONTROL MATTERS REQUIRING A STOCKHOLDER VOTE, WHICH MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK OR PREVENT OUR STOCKHOLDERS FROM REALIZING A PREMIUM ON THEIR SHARES.


     Upon completion of this offering, OYO will beneficially own 45.5% of our outstanding common stock (42.0% if the underwriters exercise their over-allotment option in full). As a practical matter, with this substantial ownership, OYO will have sufficient voting power to control our management, as well as the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of substantially all our assets. The concentration of ownership of our common stock could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our common stock that could give you the opportunity to realize a premium over the then-prevailing market price for our common stock.


     Several members of our board of directors also serve as officers or directors of the selling stockholder and its parent company. Satoru Ohya, who will be appointed as a member of our board of directors immediately prior to the closing of this offering, is the President of OYO Japan, as well as a director of various of its affiliates. Katsuhiko Kobayashi, the chairman of our board of directors, is a managing director of OYO Japan and a director and officer of OYO U.S.A. and serves in various other director and officer positions with respect to other subsidiaries of OYO U.S.A. Charles H. Still, who will be appointed as a member of our board of directors immediately prior to the closing of this offering and currently serves as our corporate secretary, is the corporate secretary of OYO U.S.A. and of various of its other subsidiaries and, through his law firm, serves as regular legal counsel to OYO Japan, OYO U.S.A. and various of their other affiliates. While no specific conflicts of interest are known to exist at present, it is possible that conflicts of interest may arise in the future with respect to the relationship between OYO and us. Future conflicts could include differences in views as to mergers and acquisitions, transactions involving a change in control of TrueTime and other strategic matters.



FOLLOWING THIS OFFERING, WE WILL NOT BE ABLE TO OBTAIN FINANCIAL ASSISTANCE FROM OYO.



     Prior to this offering, we have operated as a wholly owned subsidiary of OYO. We have been a participant in various financing, cash management and service arrangements provided by OYO to us and to its other subsidiaries and have relied on the financial strength of OYO to assist us if financing needs arose. In the past, we have not needed to call upon OYO for direct financial assistance. However, we cannot be sure that additional financing will not be required in the future, and if required, we may find that financing is not available on terms that we consider acceptable. As a result of this offering, OYO's stockholdings in TrueTime will be reduced from 100% to 45.5% or less, and we will no longer rely on OYO for financial support.



FLUCTUATIONS IN QUARTERLY PERFORMANCE CAN RESULT IN INCREASES IN OUR INVENTORY AND RELATED CARRYING COSTS, CAN DIMINISH OUR OPERATING RESULTS AND CASH FLOW AND CAN RESULT IN A LOWER TRUETIME STOCK PRICE.



     Historically, the rate of incoming orders for our products has varied substantially from quarter to quarter. In past fiscal years, our highest sales quarter has been as much as 250% of our lowest sales quarter. This quarter to quarter variation is not seasonal or predictable. We attempt to accurately forecast orders for our products and commence purchasing and manufacturing prior to the receipt of such orders. However, it is highly unlikely that we will consistently accurately forecast the timing and rate of orders. This aspect of our business makes our planning inexact and, in turn, affects our shipments, costs, inventories, operating results and cash flow for any given quarter. In addition, our quarterly operating results are affected by competitive pricing, announcements regarding new product developments and cyclical conditions in the industry. Accordingly, we may experience wide quarterly fluctuations in our operating performance and profitability, which may adversely affect our stock price even if our year to year performance is more stable, which it also may not be. In addition, many of our products require significant manufacturing time, making it difficult to increase production on short notice. If we are unable to satisfy unexpected customer orders, our business and customer relationships could suffer.



OUR CUSTOMERS MAY NOT TIMELY PAY FOR THE PRODUCTS THEY RECEIVE, CAUSING US FINANCIAL LOSSES AND NEGATIVE CASH FLOW.


     We sell our products to customers on open terms. While such terms typically obligate the purchaser to pay within 30 days of invoice, certain customers pay later and some never pay. On average, payments are received approximately 60 days after shipment. While our history in collecting accounts receivable has been satisfactory and our bad debt write-offs have been immaterial, we cannot assure you that our accounts receivable collection experience will not worsen and lead to bad debt write-offs which would seriously affect our profitability and financial condition.

WE MAY FAIL TO EFFECTIVELY INTEGRATE FUTURE ACQUISITIONS, IF ANY, THEREBY DISRUPTING OUR BUSINESS, DILUTING SHAREHOLDER VALUE AND CAUSING FINANCIAL LOSSES.


     We may acquire other businesses in the future, which may complicate our management tasks. These acquisitions may be in the precise timing industry or other business areas that, although complimentary to our business, may be in areas in which we currently do not compete and may not have prior management or operating experience. We may need to integrate entirely new operations and distinct corporate cultures. Such integration efforts may not succeed or may distract our management from operating our existing business. Our failure to manage future acquisitions successfully could seriously harm our operating results. Further, our shareholders' equity could be diluted if we finance the acquisitions by issuing equity securities.


WE MAY VIOLATE EXISTING OR FUTURE GOVERNMENT REGULATIONS, CAUSING INTERRUPTIONS TO OUR OPERATIONS AND FINANCIAL LOSSES.



     Our operations are subject to a variety of federal, state and local environmental regulations related to the storage, use, discharge and disposal of toxic or other hazardous substances used in our manufacturing process. Our failure to comply with current or future regulations could result in the imposition of substantial fines, suspension of production, alteration of our manufacturing processes or cessation of operations. We could also be required to undertake expensive remediation efforts. The imposition of liabilities or penalties from noncompliance with environmental regulations will increase our expenses and diminish our cash flows.



RISKS RELATED TO THIS OFFERING AND SECURITIES MARKETS


YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION.


     You will incur an immediate and substantial dilution of $2.40 per share in the net tangible book value per share of our common stock from the initial offering price, assuming an initial public offering price of $6.00 per share. In addition, the exercise of options and warrants to be outstanding immediately after the consummation of this offering could cause you additional substantial dilution.



A SIGNIFICANT AMOUNT OF THE NET PROCEEDS OF THIS OFFERING ARE UNALLOCATED, AND WE MAY NOT ULTIMATELY USE THESE PROCEEDS IN A MANNER THAT INCREASES OR MAINTAINS STOCKHOLDER VALUE.


     We have not designated any specific uses for a significant portion of our net proceeds from this offering other than general working capital purposes. Therefore, we will have broad discretion in how we use these net proceeds. While we intend to use the remaining net proceeds for working capital in anticipation of expanded business, we may ultimately use the proceeds for business expansion in other ways and for other general corporate purposes. Investors will, therefore, be relying on the judgment of our management regarding the application of our net proceeds from this offering.


SINCE WE DO NOT CURRENTLY INTEND TO PAY DIVIDENDS, YOU WILL NOT HAVE ON-GOING CASH FLOW FROM YOUR INVESTMENT.



     We do not anticipate declaring or paying dividends on our common stock in the foreseeable future because we plan to retain the cash generated from our operations to support the cash demands which may be required to expand our company. Investors who anticipate a need for regular cash flow from their investments should not purchase shares of our common stock.



ANTI-TAKEOVER PROVISIONS IN OUR GOVERNING DOCUMENTS AND DELAWARE LAW COULD PREVENT OR DELAY A CHANGE IN CONTROL OF OUR COMPANY, POSSIBLY REDUCING YOUR OPPORTUNITY TO SELL YOUR SHARES AT A PREMIUM, SHOULD ONE BE OFFERED.


     Our governing documents contain provisions that make it more difficult to implement certain corporate actions and may delay, deter or prevent a change in control. You might consider a change in control in your best interest because you might receive a premium for your common stock. Examples of these provisions include


     - a vote of more than two-thirds of the outstanding voting stock is required for stockholders to amend specified provisions of our certificate of incorporation and bylaws;


     - our board of directors is divided into three classes, each serving three-year terms; and

     - members of our board of directors may be removed only for cause.


     Our board of directors has the ability, without stockholder action, to issue shares of common and preferred stock and rights to acquire such shares that could, depending on the terms of preferred stock or rights to acquire common or preferred stock, delay, discourage or prevent a change in control of TrueTime. In addition, the Delaware General Corporation Law, under which we are incorporated, contains provisions that impose restrictions on business combinations, such as mergers, between us and a holder of 15% or more of our voting stock. You should read "Description of Capital Stock" for a more complete description of these provisions.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


     Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this prospectus constitute forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "likely" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements, and you are encouraged to exercise caution in considering such forward-looking statements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are not under any duty to update any of the forwarding-looking statements after the date of this prospectus to conform these statements to actual results.

                                USE OF PROCEEDS



     We estimate the net proceeds from the sale of the 1,500,000 shares of common stock offered by us will be approximately $7.9 million, assuming an initial public offering price of $6.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses. Our net proceeds from this offering are estimated to be $10.4 million if the underwriters' over-allotment option is exercised in full. We will receive no proceeds from the sale of the 1,500,000 shares of common stock offered by the selling stockholder.



     We plan to use the proceeds from this offering together with our existing funds, for general corporate purposes, including working capital, expansion of new technologies and markets, increased marketing, sales and operations capabilities and possible acquisitions of complementary businesses or technologies. Approximately $1.0 million of our working capital will be used to build out and equip a new office and manufacturing facility that we plan to occupy under a long-term lease in the first half of 2000. Pending these uses, we will invest the net proceeds of this offering in U.S. government securities or investment grade, interest-bearing securities. In addition, we anticipate that this offering will create a public market for our common stock to facilitate our future access to public capital markets and permit the creation of equity incentives for our employees through stock plans tied to publicly traded securities.



                                DIVIDEND POLICY


     We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION


     The following table sets forth our capitalization as of September 30, 1999:

     - on an actual basis to reflect our capitalization as of September 30, 1999, with adjustments for the reincorporation of the company in Delaware on November 1, 1999, and our resulting new certificate of incorporation, providing for an authorized capital stock of 20,000,000 shares of common stock and 1,000,000 shares of undesignated preferred stock, and a conversion of all the outstanding common stock of our predecessor into 4,000,000 outstanding shares of our common stock upon such reincorporation; and

     - on an as adjusted basis to reflect our capitalization as of September 30, 1999, with the preceding adjustments reflected on the "actual" basis plus the receipt of the estimated net proceeds from our sale of 1,500,000 shares of common stock at an assumed initial public offering price of $6.00 per share.

     None of the columns reflects (1) 1,650,000 shares of common stock reserved for issuance under our stock-based award plans, of which approximately 810,000 shares are subject to options estimated to be outstanding immediately upon consummation of this offering, (2) up to 200,000 shares which C.E. Unterberg, Towbin may purchase at 110% of the offering price upon exercise of warrants to be issued in connection with this offering or (3) 450,000 shares of common stock that the underwriters have the option to purchase solely to cover over-allotments.

     The table below should be read in conjunction with our balance sheet as of September 30, 1999, and the related notes, which are included elsewhere in this prospectus.


                                                                  AS OF SEPTEMBER 30, 1999
                                                              ---------------------------------
                                                                                        AS
                                                                ACTUAL               ADJUSTED
                                                              ----------            -----------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Cash and cash equivalents(1)................................   $ 3,539                $11,409
                                                               =======                =======
Stockholders' equity:
  Preferred stock, Actual and As Adjusted -- $.01 par value,
     1,000,000 shares authorized, no shares issued and
     outstanding............................................        --                     --
  Common stock and additional paid-in capital,
     Actual -- $.01 par value, 20,000,000 shares authorized,
     4,000,000 shares issued and outstanding; As
     Adjusted -- 20,000,000 shares authorized, 5,500,000
     shares issued and outstanding..........................   $ 4,730                $12,600
  Retained earnings.........................................     8,023                  8,023
                                                               -------                -------
          Total stockholders' equity........................    12,753                 20,623
                                                               -------                -------
          Total capitalization..............................   $12,753                $20,623
                                                               =======                =======



(1) Includes $3,500,000 which was transferred in October 1999 to OYO U.S.A. pursuant to a trust arrangement under which TrueTime was the sole beneficial owner of the trust assets. The trust was established to maximize the return on our assets available for investment until such time that we have established our own short-term investment program. On December 1, 1999, the trust agreement was terminated and the cash and cash equivalents held in trust were distributed to TrueTime.

                                    DILUTION



     Our net tangible book value as of September 30, 1999, was approximately $11.9 million, or $2.98 per share after giving effect to the reincorporation in Delaware on November 1, 1999. Net tangible book value per share represents the amount of our total tangible assets at September 30, 1999, reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale of 1,500,000 shares of common stock offered by us at an assumed initial public offering price of $6.00 per share, and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma net tangible book value at September 30, 1999, would have been approximately $19.8 million or $3.60 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $0.62 per share to the existing stockholder and an immediate dilution of $2.40 per share to new investors of common stock. The following table illustrates this dilution on a per share basis:



Assumed initial public offering price per share.............          $6.00

  Net tangible book value per share before offering.........  $2.98

  Increase per share attributable to new investors..........   0.62
                                                              -----

Pro forma net tangible book value per share after this
  offering..................................................           3.60
                                                                      -----

Dilution per share to new investors.........................          $2.40
                                                                      =====

                            SELECTED FINANCIAL DATA


     The following statement of operations data for the years ended September 30, 1997, 1998 and 1999, and the balance sheet data as of September 30, 1998 and 1999, are derived from our audited financial statements appearing elsewhere in this prospectus. The selected financial data shown below as of September 30, 1995, 1996 and 1997, and for the years ended September 30, 1995 and 1996, are derived from our unaudited financial statements. In our opinion, such unaudited financial information includes all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of our results of operations for the periods then ended and our financial position as of such date. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes thereto included elsewhere in this prospectus.

                                                          YEAR ENDED SEPTEMBER 30,
                                       --------------------------------------------------------------
                                           1995           1996           1997        1998      1999
                                       ------------   ------------   ------------   -------   -------
                                       (UNAUDITED)    (UNAUDITED)
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA
Sales................................    $11,260        $11,292        $13,894      $16,297   $20,645
Cost of sales........................      4,978          5,111          5,783        7,537     9,076
                                         -------        -------        -------      -------   -------
Gross profit.........................      6,282          6,181          8,111        8,760    11,569
Operating expenses:
  Selling, general and
     administrative..................      2,960          2,960          3,906        4,395     5,905
  Research and development...........      1,480          1,840          1,855        1,873     2,155
                                         -------        -------        -------      -------   -------
          Total operating expenses...      4,440          4,800          5,761        6,268     8,060
                                         -------        -------        -------      -------   -------
Income from operations...............      1,842          1,381          2,350        2,492     3,509
Interest and other income (expense),
  net................................         (5)            37             10          249       305
                                         -------        -------        -------      -------   -------
Income before income taxes...........      1,837          1,418          2,360        2,741     3,814
Provision for income taxes...........        754            588            964        1,122     1,547
                                         -------        -------        -------      -------   -------
Net income...........................    $ 1,083        $   830        $ 1,396      $ 1,619   $ 2,267
                                         =======        =======        =======      =======   =======
Earnings per share -- basic and
  diluted............................    $  0.27        $  0.21        $  0.35      $  0.40   $  0.57
Weighted average shares outstanding
  as adjusted for
  reincorporation -- basic and
  diluted............................      4,000          4,000          4,000        4,000     4,000


                                                          AS OF SEPTEMBER 30,
                                     --------------------------------------------------------------
                                         1995           1996           1997        1998      1999
                                     ------------   ------------   ------------   -------   -------
                                     (UNAUDITED)    (UNAUDITED)    (UNAUDITED)
                                                             (IN THOUSANDS)
BALANCE SHEET DATA
Cash and cash equivalents..........    $    --        $    --        $    --      $    38   $ 3,539(1)
Working capital....................      3,981          6,030          7,381        8,641    10,808
Total assets.......................      6,701          9,071         11,018       12,160    15,491
Stockholders' equity...............      5,405          7,471          8,867       10,486    12,753


---------------


(1) Includes $3,500,000 which was transferred in October 1999 to OYO U.S.A. pursuant to a trust arrangement under which TrueTime was the sole beneficial owner of the trust assets. The trust was established to maximize the return on our assets available for investment until such time that we have established our own short-term investment program. On December 1, 1999, the trust agreement was terminated and the cash and cash equivalents held in trust were distributed to TrueTime.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF


                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS



     The following discussion should be read in conjunction with our financial statements and the related notes that appear elsewhere in this prospectus.


OVERVIEW


     In recent years, the time and frequency industry has undergone changes in



     - its conversion from other timing sources to primarily GPS sources,



     - the increasing utilization of timing and frequency in computer networks and the Internet, and



     - the increasing need for higher-accuracy frequencies for broader-communications bandwidth in wireline, wireless (cellular/radio) and satellite communications.


     We have developed and introduced products for these and other markets that have contributed to increased sales. As a result, sales have increased from $11.3 million in the fiscal year 1995 to $20.6 million in the fiscal year 1999.

     We generate revenues primarily from sales of our products. We also receive small amounts of revenue, which are included in sales, from service and non-recurring engineering charges. We record sales when a product ships and title passes. In fiscal 1999, our sales came from over 1,000 different customers and we sold dozens of different products.

     We ship most products within 60 days of the date they are ordered, so order backlog is not a satisfactory predictor of our future performance. Since we do not maintain a substantial backlog and customer ordering patterns fluctuate, we experience variations in results from quarter to quarter.

     Cost of goods sold includes direct material, direct labor and the overhead associated with the manufacturing of products.

     We expense selling, commissions, general and administrative costs in the period in which they are incurred. Research and development costs are also expensed as they are incurred. Capital expenditures are capitalized and depreciated, usually over a five-year life.

     Net income has increased from $1.1 million in fiscal year 1995 to $2.3 million in fiscal year 1999.

RESULTS OF OPERATIONS

     The following table sets forth for fiscal 1997, 1998 and 1999, the percentage of income statement items to total sales:

                                                           YEAR ENDED SEPTEMBER 30,
                                                          ---------------------------
                                                          1997       1998       1999
                                                          -----      -----      -----
Sales..................................................   100.0%     100.0%     100.0%
Cost of sales..........................................    41.6       46.2       44.0
                                                          -----      -----      -----
Gross profit...........................................    58.4       53.8       56.0
Operating expenses:
  Selling, general and administrative..................    28.1       27.0       28.6
  Research and development.............................    13.4       11.5       10.4
                                                          -----      -----      -----
     Total operating expenses..........................    41.5       38.5       39.0
                                                          -----      -----      -----
Income from operations.................................    16.9       15.3       17.0
Interest and other income, net.........................     0.1        1.5        1.5
                                                          -----      -----      -----
Income before income taxes.............................    17.0       16.8       18.5
Provision for income taxes.............................     7.0        6.9        7.5
                                                          -----      -----      -----
Net income.............................................    10.0%       9.9%      11.0%
                                                          =====      =====      =====

YEAR ENDED SEPTEMBER 30, 1999 COMPARED TO YEAR ENDED SEPTEMBER 30, 1998

     Sales. Sales for fiscal 1999 were $20.6 million, an increase of $4.3 million, or 26.7%, from $16.3 million in fiscal 1998. The increase in sales is attributable to increased demand for our products, the introduction of new products and an increased number of customers purchasing our products during the year.

     Cost of Sales. Cost of sales for fiscal 1999 was $9.1 million, and increase of $1.5 million, or 20.4%, from $7.5 million in fiscal 1998. Cost of sales decreased as a percentage of total sales to 44.0% in fiscal 1999 from 46.2% in fiscal 1998. Such percentage decrease is the result of decreased material, labor and overhead costs as a percentage of sales resulting from economies of scale.

     Operating Expenses. Operating expenses for fiscal 1999 were $8.1 million, an increase of $1.8 million, or 28.6%, from $6.3 million in fiscal 1998. Operating expenses increased as a percentage of total sales to 39.0% in fiscal 1999 from 38.5% in fiscal 1998. Selling, general and administrative expenses for fiscal 1999 were $5.9 million, an increase of $1.5 million, or 34.4%, from $4.4 million in fiscal 1998. Selling, general and administrative expenses increased as a percentage of total sales to 28.6% in fiscal 1999 from 27.0% in fiscal 1998 because we increased our sales, customer service and administration teams to support further growth. Research and development expenses for fiscal 1999 were $2.2 million, an increase of $300,000, or 15.1%, from $1.9 million in fiscal 1998. Research and development expenses decreased as a percentage of total sales to 10.4% in fiscal 1999 from 11.5% in fiscal 1998 because we did not increase research and development expenses as fast as we increased sales.

     Interest and Other Income (Expense), Net. Interest and other income (expense), net for fiscal 1999 was $305,000, an increase or $56,000 or 22.5%, from $249,000 in fiscal 1998. This income was earned on our cash deposits held in OYO U.S.A.'s central cash management system. Such increase is attributable to an increase in the level of our deposits held by OYO U.S.A.

     Income Taxes. TrueTime's effective income tax rate for the year ended September 30, 1999 was 40.6% compared to 40.9% for the year ended September 30, 1998. Our effective income tax rate differs from the statutory federal rate of 34% primarily as a result of the effect of state income taxes.

YEAR ENDED SEPTEMBER 30, 1998 COMPARED TO YEAR ENDED SEPTEMBER 30, 1997

     Sales. Sales for fiscal 1998 were $16.3 million, an increase of $2.4 million, or 17.3%, from $13.9 million in fiscal 1997. The increase in sales is attributable to increased demand for our products, increased numbers of customers and increased purchases per customer.

     Cost of Sales. Cost of sales for fiscal 1998 was $7.5 million, an increase of $1.8 million, or 30.3%, from $5.8 million in fiscal 1997. Cost of sales increased as a percentage of total sales to 46.2% in fiscal 1998 from 41.6% in fiscal 1997. Such percentage increase is the result of change in product mix and manufacturing overhead costs including increased engineering costs to support customer-specific applications.

     Operating Expenses. Operating expenses for fiscal 1998 were $6.3 million, an increase of $500,000, or 8.8%, from $5.8 million in fiscal 1997. Operating expenses decreased as a percentage of total sales to 38.5% in fiscal 1998 from 41.5% in fiscal 1997. Selling, general and administrative expenses for fiscal 1998 were $4.4 million, an increase of $500,000, or 12.5%, from $3.9 million in fiscal 1997. Selling, general and administrative expenses decreased as a percentage of total sales to 27.0% in fiscal 1998 from 28.1% in fiscal 1997 because of lower relative sales and commission costs. Research and development expenses for fiscal 1998 were $1.9 million, an increase of $19,000, or 1.0%, from $1.9 million in fiscal 1997. Research and development expenses decreased as a percentage of total sales to 11.5% in fiscal 1998 from 13.4% in fiscal 1997 because research and development expenses increased only slightly while sales increased 17.3%.

     Interest and Other Income (Expense), Net. Interest and other income (expense), net for fiscal 1998 was $249,000, an increase of $239,000 from $10,000 in fiscal 1997. This income was earned on our cash deposits held in OYO U.S.A.'s central cash management system. The increase is attributable to the implementation of OYO U.S.A.'s policy in fiscal 1998 (effective October 1, 1997) of allocating the earnings on cash deposits from investments and borrowings made to other OYO U.S.A. subsidiaries to those subsidiaries that maintain positive cash balances in the central cash management system.

     Income Taxes. TrueTime's effective income tax rate for the year ended September 30, 1998 was 40.9% compared to 40.8% for fiscal 1997. Our effective income tax rate differs from the statutory federal rate of 34% primarily as a result of the effect of state income taxes.


TERMINATION OF CASH MANAGEMENT AND COST SHARING ARRANGEMENTS



     As a wholly-owned subsidiary of OYO U.S.A., we have historically participated in OYO U.S.A.'s central cash management system and have received an allocation of investment earnings on our cash deposits held by OYO U.S.A. In addition, we have been allocated our share of certain costs from OYO U.S.A. related primarily to accounting, tax and employee benefit matters. In connection with this offering, we will terminate all such arrangements with OYO U.S.A. and operate as a stand-alone entity. The investment earnings and shared costs allocated to us by OYO U.S.A. have not been materially different from the investment earnings and costs that we would have earned and incurred as a stand-alone entity. We do not expect that the termination of these arrangements will have a material impact on our net sales or income from operations or cause a material change in the relationship between costs and sales.


LIQUIDITY AND SOURCES OF CAPITAL

     Historically, we have financed our operations through operating cash flow. Cash provided by operating activities was $1.6 million in fiscal 1999 as compared to $900,000 in fiscal 1998. The net increase of $700,000 is primarily the result of an increase in net income of $600,000 during fiscal 1999, as adjusted to include an increase in depreciation and amortization of $100,000 from investments made in machinery and equipment, an increase in the change in operating assets in the amount of $1.5 million principally resulting from accounts receivable and inventories related to increased sales, and an increase in the change in operating liabilities of $1.5 million principally resulting from trade accounts payable related to the increase in inventories and accrued expenses related to an increase in employees. Cash provided by operating activities was $900,000 in fiscal 1998 as compared to $100,000 in fiscal 1997. The increase of $800,000 is the result of the increase in net income of $200,000 during fiscal 1998, as adjusted to include an increase in depreciation and amortization of $100,000 from investments made in machinery and equipment, and a reduction in the net increase in net operating assets of $500,000 related primarily to a small increase in accounts receivable during fiscal 1998 as compared to fiscal 1997 as a result of the timing of sales and related collections.

     We currently participate in OYO U.S.A.'s central cash management system in which the net cash provided or used by our operations is transferred to or from OYO U.S.A. on a daily basis. We have a receivable from OYO U.S.A. for the cumulative amount by which the cash provided by operating activities, including current income taxes allocated from OYO U.S.A., has exceeded our working capital and capital expenditure requirements. The change in this receivable is an investing cash flow activity. The receivable was $433,000 at September 30, 1999 as compared to $2.7 million at September 30, 1998. The decrease resulted from the collection of $3.5 million from OYO U.S.A. in September 1999 for the preliminary and partial settlement of our receivable balance. The receivable was $2.7 million at September 30, 1998 as compared to $2.5 million at September 30, 1997. The increase resulted from the excess of operating cash flows generated in fiscal 1998 over capital expenditures. As soon as practical following the closing of this offering, we will separate from OYO U.S.A.'s central cash management system and the remaining receivable at that date will be collected in cash. Beginning October 1, 1997, OYO U.S.A. implemented a policy of crediting interest on the receivable balance, excluding the reduction in the receivable balance for allocated current income taxes. Interest credited and added to the receivable balance was $305,000 for fiscal 1999 and $249,000 for fiscal 1998.


     In October 1999, we transferred $3.5 million to OYO U.S.A. subject to the terms of a trust agreement with OYO U.S.A. Under the terms of the trust agreement, OYO U.S.A. acknowledged and agreed that it held $3.5 million, plus the investment income earned thereon, for our benefit and would manage the trust assets as part of its other cash management activities. This action was taken to maximize the return on our assets available for the investment until such time that we have established our own short-term investment program. On December 1, 1999, the trust was terminated and the trust assets (consisting of cash and cash equivalents) were distributed to us.



     Other investing activities consist principally of capital expenditures in the amount of $442,000 for fiscal 1999, $632,000 for fiscal 1998 and $245,000 for fiscal 1997 for investments in machinery and equipment. We are negotiating a long-term lease agreement on a new larger manufacturing and office facility of approximately 50,000 - 75,000 square feet, into which we intend to move in the first half of calendar year 2000. We intend to use approximately $1.0 million of our working capital to build out and equip the new manufacturing and office facility. We also intend to retain an option to purchase the building. We expect to incur $1.0 million in fiscal 2000 on other capital expenditures. A portion of our working capital expected to be used to finance these planned capital expenditures. Other than the use of the net proceeds of this offering for planned capital expenditures or for other working capital purposes, we expect to invest the net proceeds of this offering in U.S. governmental securities or investment grade, interest-bearing securities until suitable uses are determined.


     We do not have any indebtedness since operating cash flow has satisfied our working capital and capital expenditure requirements. Although we have no current requirements for debt financing, in all likelihood, we will attempt to establish a facility with a bank to provide funds in the future if needed.

     We sell on open account with terms that usually require payment within 30 days of invoice. Many customers pay later than the agreed-upon terms allow, but generally not later than 30 days after the original due date. We had no write-offs for bad debt in fiscal years 1997 and 1999, and $14,000 in fiscal 1998. We have included the effects of anticipated increased accounts receivable in our plans for future working capital requirements.

     Cash and cash equivalents were $3.5 million at September 30, 1999 as compared to less than $100,000 at September 30, 1998. The increase reflects a $3.5 million collection from OYO U.S.A. in September 1999 related to the preliminary and partial settlement of our receivable from OYO U.S.A. Cash equivalents are invested on a short-term basis with a major bank. We expect that the combination of cash and cash equivalents, cash flow from operations and the proceeds of this offering should provide us with sufficient capital resources and liquidity to fund our operations during fiscal 2000 and support our expansion and acquisition strategy as described elsewhere in this prospectus.

     Inflation has not had a significant impact on our operations to date.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     We will be exposed to market risks related to changes in interest rates in the future. Proceeds from this offering will be invested short term in financial instruments, the value of which will be subject to interest rate risk and could fall if interest rates rise. Additionally, while we have no plans for future borrowings, any future borrowings will likely have a variable rate component that will fluctuate as interest rates change. If market interest rates were to increase immediately and uniformly by 10%, there would not be a material effect on the results of operations or on our balance sheet because we currently have no debt.

YEAR 2000 READINESS ISSUES

     At the transition between December 31, 1999 and January 1, 2000, certain computers and information technology equipment may not continue to work properly. In particular, this may occur when programs and data that use six-digit dates such as 12/31/99 should convert to 01/01/00, but fail to do so or fail to properly process the date data. Similar problems were suspected at the GPS Week Number Roll-Over (WNRO) which occurred August 21, 1999 when the GPS week counter rolled over from 1024 to 0000 as it was designed to do; on September 9, 1999 which was a common program test date; and on February 29, 2000 which is an unusual leap day. Most century years such as 1800, 1900 and 2100 do not have leap days. These groups of problems are known collectively as Y2K.

     GPS WNRO. No significant problems were found with the GPS WNRO. A small number of customers who had older TrueTime products and had not checked their equipment did later report their products failed to report the proper date and have contacted TrueTime to have their products updated. There were no claims against us and the costs of servicing the customers was not material.

     9/9/99 Test Date. No problems have been reported related to the 9/9/99 test date.

     State of Readiness. We have completed extensive efforts related to operations and products for Y2K.

     Products. Our Y2K product effort has included the purchase of a GPS simulator, the staffing of dedicated test program, testing of new and old products, notification on the Internet of the status of each of our products, and the modification and upgrade of products as appropriate. In some cases, we provide modifications and upgrades at no charge. In other cases, a modest charge for the modifications and upgrades is made to the customer. We have been conducting our Y2K product program since November 1997 and believe all significant products have been tested and the results have been reported. Modifications and upgrades to old products will continue into the fiscal year 2000.

     Product Costs. We have spent approximately $200,000 in each of fiscal years 1998 and 1999 on our Y2K product efforts. We estimate that we will spend $200,000 in fiscal year 2000 on our Y2K product efforts. Such costs are accounted for in the selling, general and administrative costs.

     Insurance. We have reviewed our guarantee and warranty provisions and determined that our exposure is limited to the original purchase prices of equipment bought by our customers. We have specifically declined to indemnify, hold harmless or be responsible for consequential damages when requested by customers. We have evaluated our liability insurance and determined that Y2K liability is explicitly excluded from insurance coverage and cannot be reasonably added to our insurance coverages.

     Operations. Our Y2K operations efforts have included supplier assessments, internal information technology, or IT assessments and modifications and upgrades, IT vendor assessments, and internal systems assessments.

     We have surveyed key suppliers and have received assurances that we will continue to receive our uninterrupted supplies of goods and services.


     We have, or have had, evaluated our internal information systems, including network hardware and software and user hardware and software. Numerous components were found to be non-Y2K compliant. We have purchased and installed upgrades, modifications and replacements. A small number of non-critical work stations were planned for replacement. The hardware has been purchased and the installation is now complete.


     IT vendors such as our value added reseller that provides electronic data interchange services, its Internet service provider and payroll processing provider have been surveyed and assure us that we will continue to receive uninterrupted services.

     Internal systems including heating, ventilation and air conditioning, alarm system and process controls have been evaluated and found not to have Y2K problems. The compliance of test equipment was completely evaluated during October 1999.

     We maintain a disaster recovery program, including tape back-up on IT systems and other measures, that is applicable to any Y2K problems or other disaster. We believe the program is adequate to prevent unrecoverable losses from any disaster.

     Operations Costs. We estimate we have spent about $100,000 in the fiscal year 1998 and $200,000 in the fiscal year 1999 on our Y2K operations efforts. We estimate that we will spend less than $100,000 in the fiscal year 2000 on our Y2K operations efforts. The costs of our Y2K operations efforts are accounted for in selling, general and administrative costs.

     International Risks. We have about 15% of our installed base in international locations and receive approximately 5% of our materials directly from international locations. From our evaluations, the risks in the international locations are similar to those in domestic locations because our customers in these areas have up-to-date equipment and we do not have many international vendors.

     Risks. Should we not fully complete our efforts related to operations and products, the results could include disruptions in business, lost revenue, increased operating costs, loss of customers and other business interruptions, any of which could have a material adverse effect on our business, financial condition and results of operations.

                                    BUSINESS


TRUETIME


     TrueTime designs, develops, manufactures and markets precision time and frequency products that are essential components used in telecommunications, computer networking, e-commerce, aerospace and various other commercial markets. Our products use a variety of external timing references, including most importantly GPS, together with advanced timing devices to provide high quality frequencies and precise time. We offer a wide variety of products, which can be divided into the following broad categories:



     - precise time and frequency products



     - computer plug-in cards with precise timing capabilities



     - computer network time servers



     - time code products



     - time displays


     Our products, incorporated as components in complex systems, allow customers to

     - improve clarity and quality of voice, video and data in wireline, wireless and satellite communications,

     - authenticate the time of stock market and other e-commerce transactions,

     - monitor and control the frequency of electric utility power grids to prevent power black-outs and quickly locate power line faults,

     - transmit television signals at designated frequencies to meet regulatory requirements,

     - meet requirements for secure communications, particularly in national defense and security contexts, and

     - time high resolution data collected in military ranges and in space launches with a high degree of accuracy.


     During the past decade, we have strived to produce state-of-the-art precise time and frequency technology. We have developed and implemented five generations of precision time products based on GPS technology through the use of our significant technology resources in the areas of GPS, frequency control, real-time operating systems and computer networking. Our increased investments in research and development have allowed us to develop a new platform -- a combination of new hardware and software -- for many products, decrease time to market for new products and improve product quality and robustness. Our new platform also provides a means through which TrueTime can enter new markets. Advanced technologies also offer opportunities to reduce manufacturing costs and support expenses by increasing volumes of common products.


     TrueTime is recognized in the industries we serve for our commitment to customer satisfaction, broad product offerings and advanced technical capabilities. We are recognized by our community and employees for stable employment and a corporate culture that provides leadership, opportunity and a shared commitment to success.

     In the fiscal year ended September 30, 1999, we achieved sales of $20.6 million, an increase of 26.7% over the prior fiscal year, resulting in net income of $2.3 million, an increase of 40.0% over the same period.

MARKET OVERVIEW

     Our time and frequency products are integral to the expanding communications infrastructure composed of wireline, wireless (including satellite) and computer network technologies. The increase in demand for precision timing is due in part to the growth in communications and computer network systems worldwide. Growth in data, voice and video transmissions on these networks is anticipated to lead to an increased demand for substantial bandwidth compared to traditional voice traffic. We believe that the convergence of wireline, wireless and computer network systems and the pervasive growth of the Internet and e-commerce will lead to increased demand for precision time and frequency devices.

     Precision time and frequency devices normally require use of an external timing reference to maintain required accuracy. Currently, the predominantly used standard is the highly accurate time reference available from GPS operated by the U.S. Department of Defense. The demand for precision time and frequency referenced to GPS has grown with the increased use of digital wireless communication and is now, in addition to more traditional uses in the aerospace, utility and broadcast industries, being incorporated into wireless, computer and high-speed wireline networks.

     Two marketing research firms that follow the GPS industry are Frost & Sullivan and Allied Business Intelligence. These firms provide forecasts for industry growth by segments, including forecasts in the growth in timing products using GPS as a timing reference. Their forecasts for future growth of the timing product segment are consistent, but not identical.


     According to forecast data from a Frost & Sullivan report we obtained, the aggregate North American market for GPS related timing products is projected to grow from $209 million to $368 million during the five-year period from 2000 through 2004, reflecting a compound annual growth rate of approximately 15% during such period.



     According to forecast data from an Allied Business Intelligence report we obtained, covering the same five-year period, the aggregate U.S. market for GPS related timing products is projected to grow from $238 million to $383 million, reflecting a compound annual growth rate of approximately 13% during such period.



     According to Frost and Sullivan, the European GPS timing market is trailing the North American market in terms of total revenue, with the 2000 revenue forecast in European markets being $11.2 million. However, the compound annual growth rate for GPS timing products in Europe from 2000 through 2004 is forecast to be 20%, as compared to 15% in North American markets. The strong growth forecast for the GPS timing market reflects the strong growth of the applications for which timing products are sold.


TECHNOLOGY OVERVIEW

     THE PRECISION CLOCK

     The basic clock consists of an oscillator and a counter. While early clocks used pendulums as the oscillator, today, piezoelectric quartz crystals or atomic atoms such as rubidium or cesium are used as the resonating reference. In either instance, a counter tracks the number of oscillations and translates that into a common time increment, usually a second. High quality quartz oscillators are the most common oscillators found in precision time and frequency clocks.

     Once a precision clock has been built it is possible to maintain accurate time and generate precise signals, also called frequencies. Accurate time is used in time stamping applications such as telecommunications billing and electronic transactions and can be transferred to other devices for purposes of synchronization. Frequency generation benefits from an accurate clock because it becomes possible to create repetitive signals with respect to a very precise time interval, including high frequency sine waves or digital pulses, both of which are used in many telecommunications applications.

     IMPROVING ON THE PRECISION CLOCK

     Quartz based clocks are subject to physical factors that effect the overall clock accuracy and stability. The two primary contributors to clock error are temperature changes and aging. The oscillation frequency of the quartz crystal can speed up or slow down depending on variations in temperature. Similarly, the oscillation frequency of a quartz crystal changes over time. Combined, these two factors cause the clock to drift, resulting in incorrect time and a shift in the output frequencies.


     The resonant frequency of the quartz crystal can be adjusted to correct for physical factors contributing to the clock error. Much like a person periodically adjusts a wristwatch to the correct time, an oscillator can be periodically adjusted to the correct frequency. This technique is called oscillator disciplining. One factor that distinguishes one precision clock from another is how well the oscillator is disciplined to an external time reference. One of TrueTime's areas of expertise is in superior oscillator disciplining technology to create extremely accurate and stable clocks.


     An external time reference is typically another clock of higher accuracy and precision than the local clock being disciplined. The time base used in all precision clocks is known as Universal Time Coordinated, or UTC. UTC is maintained in the United States by the U.S. Naval Observatory, or USNO, in Washington, D.C. The National Institute of Standards and Technology, or NIST, plays a major role in distributing that time for commercial use. Oscillator disciplining focuses on the UTC time transfer mechanism from the reference to the local clock and the accuracy of that time transfer.

     UTC time is made available for synchronization in several different ways with varying degrees of accuracy. The primary means of synchronization to UTC are via the following references:

        - GPS

        - Internet/network clocks

        - AM radio broadcasts

        - Dial-up phone connections

     Timing for GPS is maintained by the U.S. Air Force, using time directly from the USNO. NIST is responsible for time distribution using the other techniques. TrueTime manufactures clocks that use all of these references. The timing accuracy provided by GPS, however, is so superior that it has become the external timing reference of choice.

     GPS AS A TIME REFERENCE


     GPS is best known for its tremendous impact on markets that are focused on geographical position. Aviation and marine navigation, as well as land surveying and car navigation systems, now enjoy positioning accuracy levels never seen in the past. However, very precise time is integral in determining an accurate position when using a satellite based navigation system.



     Each GPS satellite has on board several atomic clocks that are precisely synchronized to UTC. Coded signals are broadcast by each of the 24 GPS satellites with the exact time and the position of each satellite. GPS receivers use an antenna to receive the signals and special semiconductor chip sets to decode them to calculate the position of the antenna. By using a GPS receiver, optimized for time and not position, it is possible to get timing accuracy's of plus or minus 1 millionth of a second to UTC. TrueTime's low end products provide this level of accuracy. By applying sophisticated GPS tracking algorithms developed by TrueTime to discipline clock oscillators, an accuracy of 40 billionths of a second to UTC is routinely achieved in our products.



     A significant advantage offered by GPS compared to any other time reference is the worldwide availability of the signals. GPS satellites continuously orbit the earth broadcasting the coded signals. Provided the GPS antenna on the receiving device can receive the signals, precise synchronization to UTC is possible anywhere on the planet. This facilitates an accurate and common time base to synchronize systems across a country or around the world. Events on one continent can be very closely correlated with events on others. Similarly, widely distributed networks such as the Synchronized Optical Network, or SONET, that carries most of the long haul voice traffic in the U.S., can be precisely synchronized to improve efficiency and bandwidth use.


     OUTPUTS OF THE PRECISION CLOCK

     As a clock becomes more and more precise, the applications shift from providing the precise time to generating very high quality frequencies. Applications for precision clocks generally fall into one of three categories: precise time, frequency generation, and time transfer.

          Precise Time. Precise time is a measurement that tells the user what the exact time is. A common application for precise time is time stamping of electronic transactions or data. Electric power utilities also use precise time to measure and maintain operating current and locate transmission faults in the system. For scientific applications, precise time is used to time tag events with very high resolution for comparison with other events. Even directives such as the Emergency 911 initiative for locating cellular based callers will require precision time stamping. Current state-of-the-art time stamping is to the millionth of a second referenced to UTC.

     Frequency Generation. The generation of signals such as high frequency sine waves, or a once per second pulse, benefits from a precision clock. Externally disciplined precision clocks can create near perfect wave forms and pulses and can be precisely synchronized with a superior external reference, such as GPS. The fastest growing application for GPS referenced precision clocks is the generation of pulses and frequencies for telecommunications systems. For example, many current wireless base stations use precision GPS references to provide the signals used to create the carrier frequency and to coordinate handoffs between cell sites. Frequency generation also includes high frequency digital pulse generation. These signals are widely used to synchronize communications networks and form the basis for signals that will carry data over networks and satellite systems.

     Time Transfer. Time transfer is an integral part of synchronization. It is not feasible to place a precision clock with every computer or instrument that requires precise time. Time distribution then becomes a critical role of the precision clock. The most cost effective ways to distribute time are via wires such as computer serial cables, coaxial cables or ethernet networks.

     A popular time transfer technique in military and aerospace applications involves time codes sent over coaxial cables. These codes have been standardized and are known as Inter-Range Instrumentation Group, or IRIG, time codes. IRIG codes are used to synchronize most of the military and government test ranges and launch facilities across the U.S. They are also the primary means to synchronize computers to one millionth of a second to each other.

     The fastest growing time transfer technique, and the one with the greatest potential, uses ethernet networks or the Internet as the transfer medium. Using a client server technique known as the Network Time Protocol, or NTP, a single precision clock configured as a time server can synchronize tens of thousands of client computers per hour. A packet exchange initiated by the client computer to the time server can synchronize the client to the satisfactory level for such purposes of one thousandth of a second to the time server.

TRUETIME'S SOLUTIONS

     TrueTime meets the growing timing and frequency needs of modern communication and computer systems by using the following technologies:

          GPS TECHNOLOGY -- We strive to develop state-of-the-art products using current GPS timing references. GPS signals are the most accurate, widely-available and cost-effective source of timing references today. We are continually working on next-generation designs and applications to maintain and advance our GPS technologies.

          OSCILLATOR SELECTION AND CONTROL -- We generally use a quartz crystal oscillator as a fundamental component in our precision timing products. Using and controlling an extremely stable oscillator is critical to maintaining accurate time and frequencies, especially if synchronization reference sources are lost (such as the loss of satellite signals when a GPS antenna is accidentally damaged). We believe that we have strong relationships with our oscillator suppliers and a variety of technological advantages in the ability to test, select and control high-stability oscillators.


          REAL-TIME OPERATING SYSTEMS -- We incorporate real-time operating systems in our newest products. These operating systems are required to control precision timing devices and frequency sources and to process data in real time without introducing timing delays and synchronization problems. We believe this provides us with advantages in next-generation applications that will speed the introduction of new products.

          INTERNET INTERFACES -- We produce precision timing devices that can be controlled using a browser over the Internet or through a local area network. This permits the user to control the unit from anywhere in the world. We believe this is an essential step in the future of networked equipment. Additionally, we produce a series of NTP products that allow customers to synchronize computers and other equipment over the Internet.

OUR STRATEGY

     We have already established name-recognition in the time and frequency industry. Our investments in new technology have given us the capability to enter new segments of the timing market and allow us to reduce the time needed to market new products. Now, our goals are to

      --  Introduce new products by

         - targeting the growing telecommunications, e-commerce, computer networking and digital wireless market segments,

         - increasing our research and development budget and capabilities, and

         - applying core technologies in new markets.

      --  Form strategic relationships by

         - developing alliances with companies that offer complementary products and technologies, and

         - exploring opportunities to acquire companies with technologies that will enhance our product lines, add new related products or add economies of scale to our existing operations.

      --  Continue to gain market share by

         - developing, manufacturing and marketing the highest quality precision time and frequency products,

         - applying new technology to current applications,

         - increasing international sales through increased marketing activities abroad, and

         - improving distribution channels.

TRUETIME'S PRODUCTS AND SERVICES

     We offer a wide variety of precision clock products upon which we have built a reputation for quality and diversity. Our products can generally be divided into the following broad categories:

          PRECISE TIME AND FREQUENCY PRODUCTS -- We manufacture precision time products that allow our customers to keep accurate time within 40 billionths of a second. In many ways, our precise time products are similar to clocks and stopwatches -- our clocks tell us the time of day and allow us to measure the time interval between when an event starts and when it stops. The difference between conventional time measuring devices and our precise time products lies in the accuracy of the measurements. To place the accuracy of our clocks in perspective, a clock which accumulates a 40 billionths of a second time error over a 24 hour period will require more than 500,000 years to accumulate an error of one second.


          In the last three fiscal years, more than 75% of our revenues were from the sale of our timing products that use GPS as a timing reference for continuously disciplining our oscillators, the fundamental component that determines the accuracy of our time and frequency products. A schematic illustrating how a TrueTime GPS synchronized timing device operates is shown below.


                 THE ARCHITECTURE OF A PRECISION TIMING DEVICE

                                  [SCHEMATIC]

          Quartz-based clocks are subject to numerous physical factors that affect the overall clock accuracy and stability, including temperature changes and aging. We rely upon GPS as a reference for continuously disciplining our oscillators. GPS provides 24 hour worldwide coverage that is not affected by weather conditions. The coverage of the 24 satellites in six near-polar orbits together with numerous ground monitoring/verifying stations produces a readily available and highly accurate timing reference with state-of-the-art reliability and performance. However, GPS navigation receivers tend to deliver compromised results when used as a time and frequency receiver. To overcome this shortcoming in a standard GPS receiver, we have developed a product line which implements a suite of operations that extract optimal accuracy and stability from the clock measurements provided by the GPS core receiver. We believe our products provide superior oscillator discipline and enable us to offer the most accurate quartz oscillator timing products in the industry.

          COMPUTER PLUG-IN CARDS -- We manufacture a broad line of precision timing products in the form of plug-in cards for computers. These cards provide precise timing capabilities to computers equipped with very common bus components. Aside from providing accurate time measurement, these cards can provide a variety of time and frequency and other time outputs and functions, as well as time transfer for synchronization. Currently, plug-in cards connected by cables provide one of the easiest and most accurate ways to synchronize the clocks of two or more computers. We also offer state-of-the-art software development tools to speed the integration of these cards into software applications, which may save software developers significant time and money.

          COMPUTER NETWORK TIME SERVERS -- We manufacture two products for computer network time distribution. These products provide an extremely powerful and efficient manner in which to bring entire networks of computers into precise time synchronization. Designated computers run programs in the background that periodically correct the time of each local computer to that of the time server. As a result, we believe that network synchronization of thousands of computers to an accuracy of a second or less is achievable using these products. With the pervasive growth of the Internet and e-commerce and increasing electronic transactions, we believe that the demand for such synchronization products will continue to increase.

          TIME CODE PRODUCTS -- We offer a wide variety of time code generation, translation and synchronization products, including timing output options for our precise clocks. A time code is a data format for recording and processing time measurements. Time codes arose from the need to synchronize the instruments used to monitor the many aspects of a real time weapons test and to share the collected data with others monitoring the same test at different locations. Time codes provide the digital data format necessary for computers to transfer and correlate encoded time data among computers in a highly accurate manner.

          TIME DISPLAYS -- We manufacture a variety of time displays. These one-half-inch to four-inch light-emitting diode, or LED, displays often present a variety of information, including the time of day, frequency information regarding system electrical current or "countdown-to-launch" arrays. In many cases, the display is sold as an accessory to a precision clock to display the precise time in an instrument rack or control room.

TRUETIME'S CUSTOMERS

     Our customers are businesses and government agencies that have sophisticated and demanding needs for timing with greater accuracy and resolution than available from conventional time measuring devices. Our major customer groups include:

          TELECOMMUNICATION COMPANIES -- Telecommunication companies are continually seeking to deliver greater bandwidth and connectivity to transmit data reliably at faster speeds. Wireline telephone companies that transmit audio, video and other data over wires encounter many problems if timing or synchronization is not precise. These problems include unreadable facsimiles and corrupted or lost data as well as frozen images on video conference screens. Similarly, wireless telephone carriers using cellular or satellite communication need precise time and synchronization to avoid static and blocked calls.

          COMPUTER NETWORKS -- Our customers include computer network designers and users because today's computer network technology is characterized by increasingly faster data transfer and throughput rates. Most major national and world-wide businesses operate large computer networks. The operation of computer networks is also becoming standard for many smaller businesses. Synchronization of timing in the network can increase the quality of data transmission and reduce the risk of system downtime.


          AEROSPACE INDUSTRY AND NATIONAL DEFENSE -- Among our long-standing customers are many different government agencies, including the U.S. Department of Defense, NASA and the State Department, as well as organizations operating test ranges for the Department of Defense. These customers make measurements of fast moving objects such as aircraft, weaponry projectiles, missiles and spacecraft. These customers also need highly accurate clocks to record critical, high resolution measurements and gather required data for events that are changing rapidly.


          E-COMMERCE -- The amount of data being transmitted over the Internet is expanding rapidly because of the growing number of users and the increasing range of data-intensive activities for which the Internet is used. Businesses increasingly enhance their reach to customers and suppliers with applications such as electronic commerce, supply chain management, global marketing and customer support via the Internet. Consumers use the Internet to communicate, collect and publish information, make retail purchases and access online entertainment. These network-based businesses and consumer activities require the transmission of increasingly large amounts of data quickly and reliably. As a result, broadband access is becoming increasingly important, and this creates a growing need for our precise time and frequency products.

          POWER UTILITIES -- Our power utility customers use precise time to maintain a precise frequency of 60 Hz for the electricity that literally runs our nation. Precise monitoring and control of the power line alternating current frequency helps to prevent power brown-outs and black-outs. Precise timing also aids in the location of power line faults.


          TELEVISION BROADCASTING -- Television stations need both accurate time and frequency references to keep their transmissions synchronized, their transmitters operating at the correct frequency and to switch between feeds cleanly. Our GPS timing products provide both time and frequency outputs for these purposes.

     In fiscal year 1999, we sold our products to more than 1,000 customers. Our customers include companies that order a large number of very similar products, as well as customers that order a small number of special order products. The majority of our sales are made to numerous and usually repeat, customers who purchase small quantities of multiple types of products and who often have custom or semi-custom specifications. For larger orders, we often deliver multiple types of products to multiple locations. The diversity of our customers requires significant customer support, flexible manufacturing and a wide array of product inventory. Our engineering and manufacturing operations and business systems have been adapted for fast-turn, customer-specific product variations. We believe that the size and diversity of our customer base reduces the business risk inherent in dependence on a small number of large-volume customers. While the large number of our customers results in many customers generating relatively small amounts of sales, typical customers are some of the best-known enterprises engaged in


     - telecommunications -- Lucent Technologies, PanAmSat Corporation and companies which were part of the old AT&T system,

     - computer networking -- Novell, Inc., Lucent Technologies and Cisco Systems, Inc.,

     - e-commerce -- NYSE, Nasdaq Stock Market, Chicago Mercantile Exchange, Chicago Board of Trade and Ameritrade Information Service,

     - power utilities -- PG&E Corporation and Bonneville Power Administration,

     - aerospace -- The Boeing Company, Northrup Grumman Corporation, FAA and Allied Signal Aerospace,


     - national defense -- separate purchasing arms of the Department of Defense and Hughes Network Systems, Lockheed Martin Corporation, Motorola, Inc., Raytheon Systems Company, Litton Denro (a subsidiary of Litton Industries, Inc.) and NASA, and



     - television broadcasting -- CNN, Westwood One and WHDTV, the high-definition television model station.


     Among our largest customers during the last three fiscal years have been separate purchasing arms of the U.S. military services and Hughes Network Systems, Lockheed Martin Corporation, Motorola, Inc., Raytheon Systems Company, Litton Denro and NASA. Generally, our largest customers tend to change or rotate from year to year, although U.S. governmental units are consistently among our largest customers. During fiscal years 1998 and 1999, purchases by the U.S. Army comprised approximately 10% and 18%, respectively, of our sales. Similarly, during fiscal years 1997 and 1998, purchases by Hughes Network Systems accounted for 10% of our sales each year. Sales to the U.S. government, as a whole, comprised 21%, 23% and 28% of our sales during fiscal years 1997, 1998 and 1999, respectively.

SALES AND MARKETING

     In fiscal years 1997, 1998 and 1999, approximately 19%, 18% and 16%, respectively, of our sales have been in international markets, but we are attempting to increase our international marketing efforts. We market and sell our products through three primary channels:

          SALES REPRESENTATIVES -- More than 80% of our orders come through our 26 domestic and worldwide sales representative organizations. These representatives are independent firms, each assigned a geographical area for promoting and selling TrueTime products. Representatives covering our domestic sales areas receive commissions on the sales generated in their areas, but TrueTime actually confirms and invoices the sale to the customer. Our arrangements with our international representatives are different in that these representatives buy our products at a discount and then resell the products to their customers at prices dictated by their local market conditions.

          DIRECT CONTACT BY TRUETIME EMPLOYEES -- We have 25 employees in our Sales and Marketing Department, including our customer service personnel. Six of these employees are Regional Managers and are in direct contact with our customers. Most of the other employees work in customer service. We place special emphasis on making sure our products are performing within specifications and our customers are satisfied doing business with TrueTime.

          SALES AND MARKETING VIA INTERNET -- We have established an Internet website for extending the reach of our marketing and sales efforts. Although customers are not yet able to order our products over the Internet, our website provides added convenience for our customers who are increasingly using the Internet for choosing products which meet their needs. Because of the growing importance of our Internet link to customers, we are committed to the continual enhancement of our website and improvement of our procedures for responding to customer inquiries received through our website.

     Because we typically turn our orders on hand up to five or more times per year, we do not regard so-called "backlog" as an indicator of our future prospects.

TRUETIME'S COMPETITION

     The development, manufacture and sale of precise time and frequency products is an intensely competitive industry. According to the previously noted Frost & Sullivan report, there are more than 20 companies offering products in the GPS timing field. These companies range from separate timing divisions in very large companies, such as Hewlett-Packard and Motorola, to small stand alone companies with revenues of less than $1 million annually. Our principal competitors are Bancomm/Timing (a division of Datum, Inc.), Odetics Telecom (an Odetics, Inc. division), Trak Systems, Inc. (a Tech-Sym Corporation subsidiary) and Brandywine Communications, Inc. In addition, more than a dozen companies produce products that are sold into the time and frequency markets as indirect competition. These competitors consist primarily of component suppliers or integrated system suppliers. As we continue to grow, we will likely encounter these firms as more direct competitors. In general, most of our competitors have more financial resources than we do, and may be capable of offering more attractive packages for retaining and recruiting employees.

INTELLECTUAL PROPERTY

     Our success depends to a significant degree upon the preservation and protection of our product and manufacturing process designs and other proprietary technology. Historically, we have not filed patents to protect our intellectual property, but have instead relied upon the confidential handling of our designs, nondisclosure agreements with employees and trade secret law to protect our product designs. Only recently have we decided to begin filing for formal patents. Accordingly, our proprietary products are subject to examination and possibly "reverse engineering" by our competitors. While we hope our intellectual property is adequately protected by our confidential trade-secret protection plans and programs, we cannot be sure that our competitors will be prevented from gaining access to our proprietary and confidential technologies. The use of our technology by others could eliminate any competitive advantages we may have and cause us to lose sales. Moreover, the laws of other countries where we market our products may afford even less protection for our intellectual property.

     Some of our trade identifiers and product names have been trademarked, including our name, "TrueTime."

     No single patent, trademark or group thereof is considered essential to the success of TrueTime. If we resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and costly, even if we were to prevail. There are no proceedings currently pending relating to our intellectual property.

REGULATORY MATTERS

     Our operations are subject to numerous local, state and federal laws and regulations. While we do not foresee the need for significant expenditures to ensure continued compliance with current environmental protection laws, regulations in this area are subject to change, and we cannot be sure that future laws and regulations will not have a material adverse effect on our company. We use very few chemicals or other hazardous materials in our operations and do not expect that significant costs will be incurred in continuing to comply with existing environmental and other laws. We can offer no assurance that future laws or regulations will not increase the costs of compliance, and this could have a materially adverse effect on our company.

     Upon completion of this offering, we will no longer be a wholly owned indirect subsidiary of OYO Japan. Therefore, TrueTime may enjoy some benefits by no longer being considered a foreign-owned corporation for certain regulatory purposes such as access to certain defense contracts and government purchases of TrueTime products by system integrators.

MANUFACTURING OPERATIONS AND FACILITIES


     We currently manufacture and service our products at our single leased facility of about 25,000 square feet in Santa Rosa, California. We are negotiating a long-term lease agreement on a new larger manufacturing and office facility of approximately 50,000 - 75,000 square feet, into which we intend to move in the first half of year 2000. Since the lease on our current facilities does not expire until 2008, we plan to sublease the facility upon moving our operations. In addition, we anticipate that the new lease agreement will provide us with an option to purchase the new facility, which the board of directors may choose to exercise in the future if it concludes that ownership of our facility is an economic use of our general corporate funds. We plan to use approximately $1.0 million of our working capital to build out and equip our new office and manufacturing facility.


     We use our production capacity to support top-level assembly and modification and to conduct sophisticated tests of our products. We subcontract base-level fabrication, low-level assembly and surface mount production to key suppliers with expertise in these areas. All operations are performed under TrueTime's ISO 9001 certification.

RESEARCH AND DEVELOPMENT

     In fiscal 1999, we spent $2.2 million developing network time servers, network interface features and higher levels of integration and capabilities in GPS and real time operating systems. In fiscal 1998, we spent $1.9 million building the research and development organization and developing the core technology platform for new products. In fiscal 1997, we spent $1.9 million developing high end data rate clock and distribution system products, updating our GPS products and increasing the options offered in GPS products.

SUPPLIERS


     We depend upon our suppliers for parts and services. Most of our parts and services are obtainable from multiple sources, although some parts and services are obtainable from only one source. Currently, Trimble Navigation Limited provides virtually all of our supply of a key component for our GPS-based products. While to date we have not had difficulty obtaining these parts and services, if single-source products or services were to become unavailable, our ability to provide products would be materially affected. We believe that advances and investment in development technologies and modular designs will allow us to respond quickly if part availability affects production, but there can be no assurance as to that circumstance.


     Our current delivery times have been affected from time to time by disruptions in the supply chain. Current deliveries range from (1) one to two weeks for standard products kept in inventory, (2) two weeks to 45 days for products that require configuration and (3) 60 to 90 days for custom products that must be specially built to our customers' specifications.

     We sell on open account. Therefore, we use working capital to pay for the wages of our employees and to carry inventories and accounts receivable pending collections from our customers.

EMPLOYEES


     As of November 27, 1999, we employed 120 people on a full-time basis, all of whom work at our facility in Santa Rosa, California. We have never experienced a work stoppage and none of our employees is unionized. Over one half of our employees have scientific and technical backgrounds.


LEGAL PROCEEDINGS

     From time to time, we may be a party to litigation and proceedings that may be considered part of the ordinary course of our business. Since our incorporation in 1991, we have not been a defendant in any lawsuit.

                                   MANAGEMENT


EXECUTIVE OFFICERS AND DIRECTORS


     In connection with this offering, the board of directors of TrueTime will be set at six positions. Our certificate of incorporation provides for the classification of the board into three classes of directors (Class I, Class II and Class III), with the term of each class expiring at successive annual stockholders' meetings. Beginning with the annual meeting of stockholders following the fiscal year ending September 30, 2000, all nominees of the class standing for election will be elected for three-year terms. The directors named below, other than Mr. Hall, will constitute the board of TrueTime at the time of the consummation of this offering.



                                                                                         CLASS/YEAR
                                                                                      TERM AS DIRECTOR
NAME                                     AGE                 POSITION                  WILL EXPIRE(1)
----                                     ---                 --------                 ----------------
Satoru Ohya(2).........................  67    Director                               Class III / 2002
Katsuhiko Kobayashi(3)(4)..............  54    Chairman of the Board and Director     Class III / 2002
Elizabeth A. Withers...................  40    President and Chief Executive Officer  Class II / 2001
                                               and Director
Haresh C. Patnaik......................  57    Senior Vice President and Chief
                                               Technical Officer
Donald H. Mitchell.....................  64    Vice President and Director of Sales
                                               and Marketing
Michael P. Von der Porten..............  43    Vice President and Chief Financial
                                               Officer
Ernest M. Hall, Jr.(5).................  74    Director (retiring prior to the
                                               closing of this offering)
Charles J. Abbe(2)(3)(4)...............  58    Director                                Class I / 2000
Charles H. Still(2)(3).................  57    Director                               Class II / 2001
A. Robert Towbin(2)(3)(4)..............  64    Director                                Class I / 2000


---------------


(1) Term of director expires when successor is elected at annual meeting of stockholders following the end of the fiscal year indicated.



(2) To be elected as a director immediately prior to the closing of this offering.



(3) Member of the compensation committee of the board of directors.



(4) Member of the audit committee of the board of directors.



(5) Mr. Hall will resign as a member of the board of directors immediately prior to the effectiveness of the registration statement relating to this offering.



     Satoru Ohya will be elected, and has consented to serve, as a director of TrueTime immediately prior to the closing of this offering. He has been President of OYO Japan since 1993. For over 40 years, Mr. Ohya has been an employee, officer or director of OYO Japan and various of its subsidiaries. He is a director of OYO Geospace Corporation.



     Katsuhiko Kobayashi joined OYO Japan in 1995 and has been a Managing Director since March 1999. Mr. Kobayashi is responsible for OYO Japan's international business activities. From 1996 to 1999, he served as Treasurer of TrueTime's predecessor and he has served as a director thereof since 1999. From 1973 to 1995 he was employed by Sanwa Bank in its international banking area, where he last held the position of general manager of the International Credit Administration Department from 1993 to 1995. He is a director of OYO Geospace Corporation.



     Elizabeth A. Withers joined TrueTime in 1991. She has been a director and President and Chief Executive Officer of TrueTime since September 1999. From November 1998 until her appointment as

President and Chief Executive Officer, Ms. Withers served as Vice President of Operations. She has also held the positions of Operations Manager and Materials Supervisor. Ms. Withers was formerly Manufacturing Manager at Asea Brown Boveri, Production Manager at Delphian Corporation and Field Engineering Supervisor at Fortune Systems. She holds a B.S. degree in Organizational Behavior from the University of San Francisco and the CPIM certification from the American Production and Inventory Control Society (APICS). Ms. Withers filed a personal bankruptcy proceeding under federal laws in 1995.


     Haresh C. Patnaik has been Senior Vice President and Chief Technical Officer of TrueTime since September 1999. From March 1998 until September 1999, he served as Vice President of Research and Development. Mr. Patnaik joined TrueTime in 1998 to build the Research and Development function and to assist TrueTime with his broad management experience. From October 1991 until October 1997, Mr. Patnaik served as Vice President of Engineering at Tegal Corp., publicly-traded company in the semiconductor equipment manufacturing industry. He has also served as the International Liaison and Program Director at Teradata Corp., the Vice President of Engineering at Kennedy Co. and Director of Engineering and Operations Program Manager at NCR Corporation. Mr. Patnaik holds an M.S. degree in Electrical Engineering from Purdue University and a B.S. degree in Electrical Engineering from IIT in Kharagpur, India. He has also completed the Executive Management Program at UCLA Graduate School of Business.

     Donald H. Mitchell joined TrueTime in 1991 and has served as Vice President and Director of Sales and Marketing since September 1999. He was Vice President of Sales from July 1999 until September 1999 and Time and Frequency Director from November 1991 until July 1999. Prior to joining TrueTime, Mr. Mitchell was Sales and Marketing Manager at Austron, Inc./Frequency and Time Systems, Sales and Marketing Manager at Datum, Inc. and Program Manager at Kentron International. At Ling Temco Vought, Mr. Mitchell performed several roles, including Program Manager responsible for the Hill Wendover Dugway Test Range at Hill Air Force Base, Dugway Proving Grounds and Yuma Proving Grounds. He served as Electronic Support Systems Manager at Khalalein Missile Test Range. Mr. Mitchell has previous experience as Systems Manager for NASA in Kauai, Hawaii and as Data Reduction Manager at the Navy Parachute Test Facility in El Centro, California.

     Michael P. Von der Porten joined True Time in 1990 and has been Vice President and Chief Financial Officer since September 1999. He served as Vice President of Finance and Administration from November 1998 until September 1999. He served as Controller and Manager of Administrative Services from June 1994 until November 1998. He served as Manager of Administrative Services from May 1991 until 1994. He has also held the position of Manufacturing Manager. Before joining TrueTime, Mr. Von der Porten was the Director of Operations and Secretary at Laser Scanning Products, Inc. and Materials Manager, Production Manager and Program Manager at Microsource, Inc. Prior to that, he was Headquarters Sales Manager and a Financial Analyst at Advanced Micro Devices. Mr. Von der Porten holds an M.B.A. with concentrations in marketing and production and operations management from the University of Chicago and a B.S. in Engineering from Harvey Mudd College.

     Ernest M. Hall, Jr. has been a director since the formation of TrueTime and its predecessors in 1991. From August 1994 until his retirement in September, 1999, Mr. Hall was the President of TrueTime. He will retire as a director of TrueTime immediately prior to the effectiveness of the registration statement relating to this offering. He has held various positions with the OYO group of companies since 1980. He was President of OYO U.S.A. from 1985 until 1995, and from 1997 to the present. From 1980 to 1985, Mr. Hall served as a consultant to OYO U.S.A. He is a director of OYO Geospace Corporation. Following the offering, Mr. Hall will continue to serve as President of OYO U.S.A. and will be an advisor to our management and Board.

     Charles J. Abbe will be elected, and has consented to serve, as a director of TrueTime immediately prior to the closing of this offering. Mr. Abbe has been a director of Optical Coating Laboratory, Inc. (OCLI) since 1997, President since November 1997 and Chief Executive Officer since April 1998. He served as Vice President and General Manager of OCLI's Santa Rosa Division from April 1996 through October 1997 when he was appointed President, Chief Operating Officer and director. Prior to joining

OCLI, Mr. Abbe held various senior management positions with Raychem Corporation from 1989 to 1996. From 1971 to 1989, he was employed at McKinsey & Company, Inc.


     Charles H. Still will be elected, and has consented to serve, as a director of TrueTime immediately prior to the closing of this offering and has been corporate secretary of TrueTime since the formation of our predecessor in 1991. He has been a partner in the law firm of Fulbright & Jaworski L.L.P., which serves as legal counsel to both OYO and TrueTime in various matters, since 1975. He is a director of OYO Geospace Corporation.



     A. Robert Towbin will be elected, and has consented to serve, as a director of TrueTime immediately prior to the closing of this offering. Mr. Towbin has served as Co-Chairman of C.E. Unterberg, Towbin since November 1999. From December 1995 until November 1999, Mr. Towbin served as Senior Managing Director of C.E. Unterberg, Towbin. He was President and Chief Executive Officer of the Russian-American Enterprise Fund from January 1994 to August 1995. From 1987 until 1993, he was a Managing Director at Lehman Brothers Inc. He is a director of Bradley Real Estate Inc., Gerber Scientific, Inc., Globalstar Telecommunications Ltd., Globecomm Systems Inc. and K&F Industries, Inc.


     From August 1994 until September 1999, TrueTime was managed by a team of either four or five persons. Together, this group of managers was responsible for the typical functions of executive officers and they reported to Ernest M. Hall, Jr., who served as President. In preparation for this offering, Mr. Hall resigned as President on September 15, 1999, and Ms. Withers was elected President and Chief Executive Officer. Prior to being elected President, Ms. Withers was Vice President and Operations Manager, and a member of the four person management team serving TrueTime. Messrs. Patnaik, Mitchell and Von der Porten were also members of that management team.

BOARD COMMITTEES


     Our board of directors has established an audit committee and a compensation committee. The audit committee is charged with recommending to the board of directors the appointment of our independent auditors, reviewing the compensation of such auditors and reviewing with such auditors the plans for and the results and scope of their auditing engagement. The compensation committee reviews the performance and compensation of officers and makes recommendations to the board of directors with respect thereto. It also administers our 1999 Employee Stock Plan. See "-- Employee Stock Option Plan."


DIRECTOR COMPENSATION


     Directors of TrueTime currently are not compensated for their services as directors. All directors of the Company are reimbursed, however, for ordinary and necessary expenses incurred in attending board or committee meetings. We intend to begin compensating non-employee directors and board advisors for their services at a rate of $12,000 per year (plus expenses) and an initial grant of options to purchase 10,000 shares of common stock pursuant to the 1999 Non-Employee Director Stock Plan. In addition, we will annually grant additional stock options to such directors and advisors for the purchase of shares of common stock pursuant to the terms of that plan.

EXECUTIVE COMPENSATION

     The following table provides information about the current President and Chief Executive Officer of TrueTime, the former President and Chief Executive Officer of TrueTime and the three other executive officers of TrueTime who received salary and bonus in the year ended September 30, 1999, that exceeded $100,000, these persons being collectively referred to as "named executive officers." The following compensation data includes bonuses awarded in fiscal 2000 for performance in fiscal 1999.

                           SUMMARY COMPENSATION TABLE

                                                                  ANNUAL COMPENSATION
                                                             YEAR ENDED SEPTEMBER 30, 1999
                                                         --------------------------------------
                                                                                    ALL OTHER
NAME AND PRINCIPAL POSITION                               SALARY        BONUS      COMPENSATION
---------------------------                              --------      --------    ------------
Elizabeth A. Withers
  President and Chief Executive Officer(1).............  $ 98,077(2)   $ 71,546       $4,617(3)
Ernest M. Hall, Jr.
  Former President(1)(4)...............................        --            --           --
Haresh C. Patnaik
  Senior Vice President and Chief Technical Officer....   135,193(2)     71,546        4,980(3)
Donald H. Mitchell
  Vice President and Director of Sales and Marketing...    83,429(2)    207,272(5)     6,473(3)
Michael P. Von der Porten
  Vice President and Chief Financial Officer...........   102,268(2)     71,546        4,764(3)

---------------


(1) Mr. Hall retired from the office of President effective September 15, 1999. Ms. Withers was appointed to that office effective the same date. Following this offering, Mr. Hall will continue to serve as an advisor to TrueTime management and our board.


(2) Beginning October 1, 1999, Ms. Withers' base annual salary is $160,000. Her compensation for fiscal 1999 related to her position as Vice President of Operations until September 15, 1999. In addition, effective October 1, 1999, Messrs. Patnaik's, Mitchell's and Von der Porten's base annual salaries were $155,000, $150,000 and $140,000, respectively.

(3) Represents contributions by TrueTime to a 401(k) savings plan and premiums paid on group-term life insurance.

(4) Mr. Hall did not receive compensation from TrueTime for his services as President. He was compensated by OYO U.S.A. for his services to OYO U.S.A. and its subsidiaries, including TrueTime, since his duties were primarily limited to overseeing the interests of OYO U.S.A. in TrueTime, and have not included active involvement in our daily activities.

(5) Includes commissions from sales and bonuses.

EMPLOYEE STOCK OPTION PLAN

     Our Board has established an incentive stock option and restricted stock plan, the TrueTime, Inc. 1999 Employee Stock Plan (the Employee Plan), pursuant to which options to purchase shares of common stock and awards of restricted shares of common stock will be available for future grant to officers, employees, consultants and advisors of TrueTime. The Employee Plan is designed to provide selected employees, consultants and advisors, including officers, with additional incentives to promote the success of our business and to enhance our ability to attract and retain the services of qualified persons.


     The Employee Plan will be administered by a committee of no less than two persons appointed by the board. Under the Employee Plan, options to purchase common stock and restricted stock awards up to an aggregate of 1,500,000 shares of common stock may be granted by the committee. The exercise price of an option granted pursuant to the Employee Plan may not be less than the fair market value of the common stock on the date of grant and is determined by the committee on the date the option is granted. In the case of a grant of an option designated in the Employee Plan as an "incentive option" (which qualifies for special treatment under federal tax law) to an employee who owns ten percent or more of the outstanding shares of common stock (a 10% stockholder), the exercise price of each such option under the Employee

Plan may not be less than 110% of the fair market value of the common stock on the date of the grant. No option may be granted under the Employee Plan for a period of more than ten years. In the case of a 10% stockholder, no option designated as an incentive option may be granted for a period of more than five years. Options designated as incentive options under the Employee Plan may not be granted to the extent the aggregate fair market value of the stock, valued as of the date of the grant, with respect to which options first are exercisable by the option holder in any calendar year, under the Employee Plan or any other incentive stock option plan of TrueTime, exceeds $100,000. Under the Employee Plan, the committee may issue shares of restricted stock to employees for no payment by the employee or for a payment below the fair market value on the date of grant. The restricted stock is subject to certain restrictions described in the Employee Plan, with no restrictions continuing for more than ten years from the date of the award.



     To date the Board has not granted any options or restricted stock awards under the Employee Plan. In connection with this offering, however, the board intends to grant options for shares of common stock to certain officers and, employees, exercisable at the initial public offering price.


     The following table provides information on stock options to be granted on or about the closing date of this offering to our named executive officers.

                                                                     PERCENT OF
                                                NUMBER OF SHARES    TOTAL OPTIONS
                                               UNDERLYING OPTIONS    GRANTED TO     EXERCISE   EXPIRATION
NAME                                                GRANTED           EMPLOYEES      PRICE        DATE
----                                           ------------------   -------------   --------   ----------
Elizabeth A. Withers.........................       105,000              14%          (1)         (2)
Haresh C. Patnaik............................        90,000              12%          (1)         (2)
Donald H. Mitchell...........................        90,000              12%          (1)         (2)
Michael P. Von der Porten....................        90,000              12%          (1)         (2)

---------------

(1) Exercise price will be equal to the initial public offering price.

(2) Options will expire ten years from date of grant.


     In the 1993 Omnibus Budget Reconciliation Act, Congress generally limited to $1 million per year the tax deduction available to public companies for certain compensation paid to designated executives. These executives include the President and Chief Executive Officer and the next four highest compensated officers of TrueTime. An exception is provided from this deduction limitation for "performance-based" compensation if specified statutory requirements are satisfied. The Employee Plan is generally designed to satisfy these statutory requirements for stock options. We anticipate being entitled to deduct an amount equal to the ordinary income reportable by an optionee on exercise of nonqualified options and the early disposition of shares of stock acquired by exercise of incentive stock options. Restricted stock awards become vested based on service to TrueTime, and generally will not be exempt from the $1 million deduction cap. Because of special transition rules applicable to companies which first become public in an initial public offering, we do not anticipate that application of this deduction cap will have a material impact on awards issued under the Employee Plan.



     The Employee Plan may be amended by the board of directors without any requirement of stockholder approval, except as required by the incentive option rules of the Internal Revenue Code of 1986.


DIRECTOR STOCK PLAN


     Our board of directors has also established the 1999 Non-Employee Director Plan (the Director Plan), pursuant to which options to purchase shares of common stock will be available for future grant to non-employee directors and advisors based on the fair market value thereof, as determined under the Director Plan, at the date of grant. The Director Plan is designed to enhance our ability to attract and retain the services of qualified persons as directors and to provide such directors with a direct proprietary interest in our success. The Director Plan will be administered by the board of directors. Under the

Director Plan, an aggregate of 150,000 shares of common stock will be available for grant of options to purchase common stock and, possibly in the future, for issuance in partial payment of directors' annual fees. The exercise price of an option granted pursuant to the Director Plan may not be less than the fair market value of the common stock on the date of grant and is determined by the board on the date the option is granted. No option may be granted under such Plan for a period of more than ten years. Shares issued to directors in payment of part of their annual fees, if any, shall be issued based on the fair market value thereof on the date of issuance.



     To date the board has not granted options under the Director Plan and no shares have been issued under such plan in respect of director fees. In connection with this offering, however, the board intends to grant options to each non-employee director and Mr. Hall, as an advisor to our board of directors, to acquire 10,000 shares of common stock at an exercise price equal to the initial public offering price as set forth on the cover page of this prospectus. Thereafter, the Director Plan provides for the grant of an option to acquire 10,000 to any newly elected member of the board of directors and an annual grant of an option to acquire 3,000 shares of common stock to those non-employee directors who are serving on the board and certain advisors to the board following each annual meeting of the stockholders. The Director Plan generally may be amended by the board of directors without any requirement of stockholder approval except to the extent required by Rule 16b-3.


401(k) PLAN


     We have adopted a 401(k) Plan, effective as of the closing of this offering, under which substantially all employees of TrueTime and its subsidiaries who have completed at least six months of service will be eligible to participate. The TrueTime 401(k) Plan permits eligible employees to contribute up to 17% of their annual compensation up to a maximum dollar amount established in accordance with Section 401(k) of the Internal Revenue Code of 1986. We may, in our discretion, make matching contributions of up to 50 percent of the employees' deferrals of up to six percent of their compensation, or other amounts as approved by the board of directors. During the fiscal year ended September 30, 1999, our predecessor made matching contributions under a 401(k) plan sponsored by OYO U.S.A. in an aggregate amount of approximately $19,000 for Ms. Withers and Messrs. Patnaik, Mitchell and Von der Porten.


INDEMNIFICATION OF OFFICERS AND DIRECTORS


     Our certificate of incorporation provides that the liability of the directors for monetary damages shall be limited to the fullest extent permissible under Delaware law.



     Our bylaws provide that we indemnify our directors and officers to the fullest extent possible under Delaware law. These indemnification provisions require us to indemnify such persons against certain liabilities and expenses to which they may become subject by reason of their service as a director or officer of TrueTime or any of our affiliated enterprises. The provisions also set forth certain procedures, including the advancement of expenses, that apply in the event of a claim for indemnification. We also intend to enter into indemnification agreements with each of our officers and directors pursuant to which we will indemnify each such person to the fullest extent permitted by law. Further, we intend to obtain insurance to protect our officers and directors from liability.


EMPLOYMENT AGREEMENTS

     We plan to enter into an employment agreement with each of Ms. Withers and Messrs. Patnaik, Von der Porten and Mitchell effective as of October 1, 1999, subject to the consummation of this offering. These employment agreements will set Ms. Withers' base annual salary at $160,000, Mr. Patnaik's base annual salary at $155,000, Mr. Mitchell's base annual salary at $150,000 and Mr. Von der Porten's base annual salary at $140,000, in each case subject to adjustment by our Board. Each of these employees will also be entitled to participate in our 401(k) Plan and any bonus plan we adopt and to receive certain employee benefits and vacation.

     Each employment agreement will provide that Ms. Withers and Messrs. Patnaik, Von der Porten and Mitchell receive the severance benefits described below upon termination of his or her employment unless the termination (a) results from the death, disability or retirement of such employee, (b) is by TrueTime for Cause (as defined in the employment agreement) or (c) is by such employee other than for Good Reason (as defined in the employment agreement). Under these employment agreements, "Cause" is defined to mean the employee's willful and continued failure to perform his or her duties after a demand for such performance or the employee's willfully engaging in gross misconduct materially and demonstrably injurious to TrueTime. Under these employment agreements, "Good Reason" is defined to mean a demotion, a reduction in base salary, a relocation of the employee's base location of employment, the discontinuation of any employee benefit without comparable substitution, the failure of any successor of TrueTime to assume the employment agreement or a purported termination not in compliance with the employment agreement. The severance benefits to which Ms. Withers or Messrs. Patnaik, Mitchell or Von der Porten would be entitled include (i) his or her salary through the date of termination, (ii) his or her base salary and pro-rated bonus for the fiscal year of termination multiplied by one and one-half, (iii) any relocation and indemnity payments to which he or she is entitled and any costs and legal fees incurred in connection with any dispute over the employment agreement and (iv) a gross-up for any applicable "excess parachute payment" tax imposed on the employee by the Internal Revenue Code of 1986.



     Each employment agreement will have a two-year term and be automatically renewable unless we timely elect not to renew. In these employment agreements, each of Ms. Withers and Messrs. Patnaik, Mitchell and Von der Porten will agree that he or she will not disclose or misappropriate any of our confidential information. These employment agreements will also contain customary non-competition provisions for a California-based enterprise and California employees, which are limited by state law.

              RELATIONSHIP WITH OYO JAPAN AND RELATED TRANSACTIONS



OFFICER AND DIRECTOR POSITIONS WITH OYO AFFILIATES



     We are a wholly owned subsidiary of OYO U.S.A., which in turn is a wholly owned subsidiary of OYO Japan. Mr. Kobayashi, the chairman of our board of directors, is Managing Director of OYO Japan. He also holds offices with other of its subsidiaries. Mr. Ohya, who is to become a director of the Company in conjunction with the consummation of this offering, is president of OYO Japan. Mr. Still is also to become a director of the Company in conjunction with the consummation of this offering. Mr. Still serves as the corporate secretary of TrueTime, OYO U.S.A. and most of the subsidiaries of OYO U.S.A. In addition, Mr. Still is a partner in the law firm of Fulbright & Jaworski L.L.P., which regularly acts as legal counsel to the OYO group of companies, including TrueTime, in various matters and receives customary fees for its services. Messrs. Ohya, Kobayashi and Still are also directors of OYO Geospace Corporation, a majority-owned subsidiary of OYO U.S.A.



TRANSITION SERVICES AGREEMENT



     To effect a complete separation of the administrative operation of TrueTime from OYO and its affiliates, we have entered into a transition services agreement with OYO U.S.A. Under this agreement, OYO U.S.A. and TrueTime have each agreed to compensate the other for use of the other's personnel for up to one year following the consummation of this offering. We anticipate that the transition services will primarily be used for accounting, tax and employee benefit matters. Under the agreement, no employee of either party will be required to provide more than 50 hours per month in service for the benefit of the other party. Our 401(k) Plan has been administered with affiliated companies under OYO U.S.A.'s control. We have paid our proportionate share of related costs (administration fees to third parties). Upon the consummation of this offering, we will contract for all services on our own behalf.



TAX SEPARATION AGREEMENT



     We also intend to enter into a tax separation agreement with OYO U.S.A. Under the agreement



     - any tax liability, assessments, adjustments or refunds relating to our income, gains, losses, deductions or credits utilized or reflected or to be utilized or reflected in OYO U.S.A.'s consolidated, combined, or unitary returns for the current year or for any period which includes all or any portion of the taxable period ended as of the closing date of this offering will be allocated between us and OYO U.S.A.



     - any tax assessments, adjustments or refunds relating to our tax attributes reflected or utilized in OYO U.S.A.'s consolidated, combined or unitary returns as a result of an audit by a taxing authority will be allocated between us and OYO U.S.A.



CASH MANAGEMENT SYSTEM AND TRUST AGREEMENT



     We currently participate in the central cash management system of OYO U.S.A. in which the net cash provided or used by our operations is transferred to or from OYO U.S.A. on a daily basis. We have a receivable from OYO U.S.A. for the cumulative amount by which the cash provided by operating activities, including current income taxes allocated from OYO U.S.A., has exceeded our working capital and capital expenditure requirements. The receivable was approximately $433,000 at September 30, 1999. This amount reflects a collection of $3.5 million from OYO U.S.A. in September 1999 for the preliminary and partial settlement of the receivable balance. To the extent not already done, as soon as practical following the closing of this offering, we will separate from OYO U.S.A.'s central cash management system and the remaining receivable at that date will be collected in cash. Beginning October 1, 1997, OYO U.S.A. implemented a policy of crediting interest on the receivable balance, excluding the reduction in the receivable balance for allocated current income taxes. Interest credited and added to the receivable balance was $305,000 for fiscal 1999.

     In October 1999, we transferred $3.5 million to OYO U.S.A. subject to the terms of a trust agreement with OYO U.S.A. Under the terms of the trust agreement, OYO U.S.A. acknowledged and agreed that it held $3.5 million, plus the investment income earned thereon, for our benefit and would manage the trust assets as part of its other cash management activities. This action was taken to maximize the return on our assets available for investment until such time that we have established our own short-term investment program. On December 1, 1999, the trust was terminated and the cash and cash equivalents held in trust were distributed to us.



OYO U.S.A. REGISTRATION RIGHTS AGREEMENT



     In connection with this offering, we have entered into a registration rights agreement pursuant to which we granted to OYO U.S.A. piggy-back and demand registration rights for shares of our common stock owned by OYO U.S.A. after the consummation of this offering. We are not obligated to effect a registration if securities for which registration is demanded can be sold within a single 90-day period pursuant to Rule 144 under the Securities Act of 1933. In general, we will bear all registration expenses incurred in connection with these registrations, but OYO U.S.A. will pay all underwriting discounts and commissions applicable to the sale of securities sold by it. OYO U.S.A. has entered into a lock-up agreement pursuant to which it has agreed not to offer or sell shares of our common stock held by it for a period of one year from the date of this prospectus without the prior written consent of C.E. Unterberg, Towbin on behalf of the underwriters. OYO U.S.A. has advised us that it has no plans at present to sell additional shares of our common stock following the consummation of this offering, but it will not be restricted in doing so except during the lock-up period pursuant to the lock-up agreement with the underwriters.

                        SECURITY OWNERSHIP OF MANAGEMENT


                     AND PRINCIPAL AND SELLING STOCKHOLDER


     Of the shares of common stock being offered hereby, 1,500,000 are being offered by OYO U.S.A., the selling stockholder. Prior to this offering, TrueTime has been a wholly owned subsidiary of the selling stockholder, which held 4,000,000 shares. The selling stockholder is a wholly owned subsidiary of OYO Japan. See "Relationship with OYO Japan and Related Transactions." Following this offering, the selling stockholder will hold 2,500,000 shares of common stock. TrueTime and the selling stockholder will proportionately share the underwriting discount and the expenses of this offering.

     Prior to this offering, our members of management owned no shares of our common stock. Contemporaneously with this offering, members of management will be issued options to acquire shares of common stock, as set forth below, pursuant to the Employee Plan. See "Management -- Employee Stock Plan." The following table sets forth as of the closing of this offering the beneficial ownership of shares of common stock, and as a percentage of outstanding common stock, of each of our directors, each named executive officer, each beneficial owner of more than 5% of our outstanding common stock and all our directors and executive officers as a group. Each person named has sole voting and investment power with respect to the shares indicated except as otherwise stated in the notes to the table.


                                                              BENEFICIAL OWNERSHIP AFTER OFFERING
                                                          -------------------------------------------
                                                                                PERCENTAGE
                                                                      -------------------------------
                                                                      IF UNDERWRITER   IF UNDERWRITER
                                                                      OVER-ALLOTMENT   OVER-ALLOTMENT
                                                                      OPTION IS NOT      OPTION IS
NAME OF BENEFICIAL OWNER                                   SHARES       EXERCISED        EXERCISED
------------------------                                  ---------   --------------   --------------
OYO Corporation(1)......................................  2,500,000        45.5%            42.0%
  Ichigaya Building
  4-2-6 Kudan Kita
  Chiyoda-ku, Tokyo 102
  Japan
OYO Corporation U.S.A...................................  2,500,000        45.5%            42.0%
  7334 N. Gessner Road
  Houston, Texas 77040
Satoru Ohya(2)(6).......................................  2,510,000        45.6%            42.0%
  2-42-10 Takinagara
  Kita-ku, Tokyo 114
  Japan
Katsuhiko Kobayashi(3)(6)...............................     10,000       *                *
Elizabeth A. Withers....................................         --          --               --
Haresh C. Patnaik.......................................         --          --               --
Donald H. Mitchell......................................         --          --               --
Michael P. Von der Porten...............................         --          --               --
Ernest M. Hall, Jr.(4)..................................     10,000       *                *
Charles J. Abbe(5)(6)...................................     10,000       *                *
Charles H. Still(5)(6)..................................     10,000       *                *
A. Robert Towbin(5)(6)..................................     10,000       *                *
Executive officers and directors as a group (9
  people)(7)............................................  2,550,000        45.9%            42.5%


---------------

 *  Less than one percent.


(1) The shares indicated as beneficially owned by OYO Corporation, a Japanese corporation, are held directly by its wholly owned subsidiary OYO Corporation U.S.A.



(2) The shares indicated as beneficially owned by Mr. Ohya are owned directly by OYO U.S.A. and are included because Mr. Ohya is an affiliate of OYO Japan. Mr. Ohya disclaims beneficial ownership of the shares of common stock owned by OYO U.S.A. within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934. Mr. Ohya owns 298,800 ordinary shares of OYO Japan, and his wife and children collectively own 19,741 shares of OYO Japan. Mr. Ohya disclaims beneficial ownership of the shares of OYO Japan owned by his children within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.


(3) Mr. Kobayashi owns 3,420 ordinary shares of OYO Corporation.



(4) Mr. Hall will resign as a member of the board of directors immediately prior to the effectiveness of the registration statement relating to this offering.



(5) To be elected as a director immediately prior to the closing of this offering.



(6) Represents options to purchase 10,000 shares to be granted in connection with this offering, which vest immediately.



(7) Does not include shares beneficially owned by Mr. Hall, who is retiring prior to the closing of this offering.

                          DESCRIPTION OF CAPITAL STOCK



     The following is a summary description of the material terms of our capital stock. This summary is not intended to be complete. Since the terms of our capital stock must comply with the provisions of our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus is a part, as well as the General Corporation Law of the State of Delaware, you should read those two exhibit documents carefully.


     We have the authority to issue up to 20,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share.

COMMON STOCK


     Subject to preferences that may be applicable to any preferred stock outstanding at any time, if any, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as our board of directors from time to time may determine. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not authorized by our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon our liquidation, dissolution or winding-up the assets legally available for distribution to stockholders would be distributable ratably among the holders of our common stock after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of our creditors. Each outstanding share of our common stock is, and all shares of our common stock to be outstanding upon completion of this offering will be upon payment therefor, duly and validly issued, fully paid and nonassessable.


PREFERRED STOCK


     Our board of directors is authorized, subject to any limitations under Delaware law that may apply, to issue shares of preferred stock in one or more series. The board can fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions thereon.



     Our board may authorize the issuance of shares of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of shares of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of TrueTime. We have no current plan to issue any shares of preferred stock.


DELAWARE ANTI-TAKEOVER LAW

     We are subject to the provisions of Section 203 of the Delaware General Corporation law regulating corporate takeovers. This statute prevents Delaware corporations like us from engaging, under certain circumstances, in a business combination, which includes a merger or sale of more than 10% of the corporation's assets, with any interested stockholder, or a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of any such persons, for three years following the date that such stockholder became an "interested stockholder" unless


     - the transaction in which such stockholder became an interested stockholder is approved by the board of directors prior to the date the interested stockholder attained such status;


     - upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transactions commenced, excluding those shares owned by persons who are directors and also officers and, under certain circumstances, shares held in employee stock plans; or

     - the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.



     Under some circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed under Section 203. Our certificate of incorporation does not exclude us from the restrictions imposed under Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approves, prior to the date on which a stockholder becomes an interested stockholder, either the business combination or the transaction which results in the stockholder becoming an interested stockholder.


CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS


     The summary below describes provisions of our certificate of incorporation and bylaws. The provisions of our certificate of incorporation and bylaws discussed below may have the effect, either alone or in combination with the provisions of Section 203 discussed above, of making more difficult or discouraging a tender offer, proxy contest or other takeover attempt that is opposed by our board of directors but that you might consider to be in your best interest. Those provisions include


     - restrictions on the rights of stockholders to remove directors;

     - prohibitions against stockholders calling a special meeting of stockholders or acting by unanimous written consent in lieu of a meeting; and

     - requirements for advance notice of actions proposed by stockholders for consideration at meetings of the stockholders.

  CLASSIFIED BOARD OF DIRECTORS; REMOVAL; NUMBER OF DIRECTORS; FILLING VACANCIES


     Our certificate of incorporation and bylaws provide that the Board shall be divided into three classes of directors, designated Class I, Class II and Class III, with the classes to be as nearly equal in number as possible. The term of office of each class shall expire at the third annual meeting of stockholders for the election of directors following the election of such class. See "Management -- Directors and Officers" for identification of the directors in each class. Each director is to hold office until his or her successor is duly elected and qualified, or until his or her earlier resignation or removal.



     Our certificate of incorporation provides that the number of directors will be fixed from time to time by a resolution adopted by the board of directors; provided that the number so fixed shall not be more than nine nor less than three directors. Our certificate of incorporation also provides that any vacancies will be filled only by the affirmative vote of two-thirds of the remaining directors, even if less than a quorum. Accordingly, absent an amendment to the certificate of incorporation, our board could prevent any stockholder from enlarging the board and filling the new directorships with such stockholder's own nominees. Moreover, our certificate of incorporation and bylaws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least a majority of our outstanding voting stock at a special meeting of stockholders called expressly for that purpose.



     The classification of directors could have the effect of making it more difficult for stockholders to change the composition of the board of directors. At least two annual meetings of stockholders, instead of one, would generally be required to effect a change in a majority of the board. Such a delay may help ensure that our directors, if confronted by a holder attempting to force a proxy contest, a tender or exchange offer, or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interest of the stockholders. The classification provisions will apply to every election of directors, however, regardless of whether a change in the composition of the board would be beneficial to us and our stockholders and whether or not a majority of our stockholders believe that such a change would be desirable.



     The classification provisions could also have the effect to discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of us, even though such an attempt might be beneficial to us and our stockholders. The classification of the board of directors could thus increase the likelihood that incumbent directors will retain their positions. In addition, because the classification provisions may discourage accumulations of large blocks of our stock by purchasers whose objective is to take control of us and remove a majority of the board, the classification of the board could tend to reduce the likelihood of increases in the market price of our common stock that might result from accumulations of large blocks. Accordingly, you could be deprived of opportunities to sell your shares of our common stock at a higher market price than might otherwise be the case.


  NO STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS


     Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and stockholder action may not be taken by written consent in lieu of a meeting. Special meetings of stockholders can be called only by our board of directors by a resolution adopted by two-thirds of the members of the board, or by the chairman of the board or the Chief Executive Officer. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting under the notice of meeting given by us.



     The provisions of our certificate of incorporation prohibiting stockholder action by written consent and permitting special meetings to be called only by the chairman of the board of directors or the Chief Executive Officer, or at the request of two thirds of the members of the board, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting. The provisions would also prevent the holders of a majority of our voting stock from unilaterally using the written consent procedure to take stockholder action. Moreover, a stockholder could not force stockholder consideration of a proposal over the opposition of the chairman or President or two thirds of the members of the board by calling a special meeting of stockholders prior to the time such parties believe such consideration to be appropriate.


  ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND STOCKHOLDER
  PROPOSALS


     Our bylaws establish an advance notice procedure for stockholders to nominate candidates for election as directors or bring other business before an annual meeting of stockholders.



     The stockholder notice procedure provides that only persons who are nominated by, or at the direction of, the board of directors, or by a stockholder who has given timely notice containing specified information to our corporate secretary prior to the meeting at which directors are to be elected, will be eligible for election as our directors. The stockholder notice procedure also provides that at an annual meeting only business that has been brought before the meeting by, or at the direction of, the board of directors or by a stockholder who has given timely written notice containing specified information to our corporate secretary may be conducted. For notice of stockholder nominations or proposals to be made at an annual meeting to be timely, the notice must be received by us not less than 90 days nor more than 180 days in advance of the meeting. However, in the event that less than 100 days notice or prior public disclosure of the date of the meeting of stockholders is given or made to the stockholders, to be timely, notice of a nomination or proposal delivered by the stockholder must be received by our corporate secretary not later than the close of business on the tenth day following the day on which notice of the date of the meeting of stockholders was mailed or such public disclosure was made to the stockholders. If the board or, alternatively, the presiding officer at a meeting (in the case of a stockholder proposal) or the chairman of the meeting (in the case of a stockholder nomination to the board) determines at or prior to the meeting that business was not brought before the meeting, or a person was not nominated, in accordance with the stockholder notice procedure, that business will not be conducted at the meeting, or that person will not be eligible for election as a director.

     By requiring advance notice of nominations by stockholders, the stockholder notice procedure will afford our board of directors an opportunity to consider the qualifications of the proposed nominees and, to the extent considered necessary or desirable by the board, to inform stockholders about such qualifications. By requiring advance notice of other proposed business, the stockholder notice procedure will also provide a more orderly procedure for conducting annual meetings of stockholders and, to the extent considered necessary or desirable by the board, will provide the board with an opportunity to inform stockholders, prior to such meetings, of any business proposed to be conducted at such meetings, together with any recommendations as to the board's position regarding action to be taken regarding such business, so that stockholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.



     Although our bylaws do not give the board any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.


  AMENDMENTS


     Our certificate of incorporation provides that we reserve the right to amend, alter, change or repeal any provision contained in our certificate of incorporation, and all rights conferred to stockholders are granted subject to such reservation. The affirmative vote of holders of not less than two-thirds of our voting stock, voting together as a single class, is required to alter, amend, adopt any provision inconsistent with or repeal specified provisions of our certificate of incorporation, including certain provisions discussed in this section. In addition, our certificate of incorporation provides that stockholders may only adopt, amend or repeal our bylaws by the affirmative vote of holders of not less than a majority of our voting stock, voting together as a single class. Our bylaws may also be amended by our board of directors.


RIGHTS TO PURCHASE SECURITIES AND OTHER PROPERTY


     Our certificate of incorporation authorizes the board of directors to create and issue rights, warrants and options entitling the holders of them to purchase from us shares of any class or classes of our capital stock or other securities or property on such terms and conditions as the board of directors may deem advisable.


LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS


     Our certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. In addition, our certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We have also entered into separate indemnification agreements with our directors and officers that provide them indemnification protection to the maximum extent permitted by law in the event our certificate of incorporation is subsequently amended or we are taken over and also to provide for certain procedural matters for our directors that safeguard or enhance their indemnity rights. The form of the indemnity agreements is included as an exhibit to the registration statement of which this prospectus is a part and you should read that document carefully, together with our certificate of incorporation and bylaws, which are also included as exhibits, if you want further information as to our indemnity arrangements relating to directors and officers.



     Our certificate of incorporation and bylaws provide that we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures. Such provisions may have the effect of preventing changes in our management.

LISTING

     We are applying to have the shares we are offering approved for quotation on the Nasdaq National Market under the symbol "TRUE."

TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for our common stock is Norwest Shareowner Services and they can be reached at 161 North Concord Exchange, South St. Paul, Minnesota 55075, (651) 450-4064.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Prior to this offering there has been no public market for our common stock. The market price of our common stock could drop due to sales of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.

     After this offering, 5,500,000 shares of our common stock will be outstanding (5,950,000 shares if the underwriters exercise their over-allotment option from us in full), and there are 810,000 estimated shares of common stock issuable upon the exercise of authorized and outstanding options under our stock plans (see "Management"), and 200,000 shares issuable under warrants issued to the underwriters in connection with this offering (see "Underwriting"). Of these shares, the 3,000,000 shares (3,450,000 shares if the underwriters exercise their over-allotment options in full) sold in this offering will be freely tradable without restrictions under the Securities Act, except for any shares purchased by any of our affiliates, defined as any person that, directly or indirectly, controls, or is controlled by, or is under common control with, TrueTime. The remaining 2,500,000 shares (not including shares issuable under options, warrants or pursuant to restricted stock awards as to which special restrictions apply) are restricted securities, defined as

     - securities acquired directly or indirectly from us, or from an affiliate of ours, or in a transaction or chain of transactions not involving any public offering; and

     - securities acquired from us that are subject to the resale limitations under the Securities Act.

Restricted securities generally may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act.

     Our officers and directors and the selling stockholder have entered into lock-up agreements pursuant to which they have agreed not to offer or sell any shares of common stock for a period of one year after the date of this prospectus without the prior written consent of C.E. Unterberg, Towbin, which may, at any time and without notice, waive any of the terms of these lock-up agreements. These shares will not be eligible for sale in the public market without registration under the Securities Act unless such sales meet the conditions and restrictions of Rule 144 as described below.

     In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (1) 1% of the then-outstanding shares of common stock and (2) the average weekly trading volume of the common stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the SEC. Sales under Rule 144 are also subject to certain provisions relating to notice and manner of sale and the availability of current public information about the Company. In addition, a person (or persons whose shares are aggregated) who has not been an affiliate of the Company at any time during the 90 days immediately preceding a sale of our common stock, and who has beneficially owned the shares for at least two years, would be entitled to sell shares owned thereby under Rule 144(k) without regard to the volume limitation and other conditions described above. The foregoing summary of Rule 144 is not intended to be a complete description.

     As soon as practicable following the consummation of this offering, we intend to file a registration statement under the Securities Act to register the shares of our common stock available for issuance under our stock plans. Shares issued under these plans and warrants generally will be available for sale in the open market when options or warrants or exercised or restricted stock awards vest, subject to the expiration of the one-year lock-up period.

     We will grant C.E. Unterberg, Towbin registration rights covering the 200,000 shares of our common stock they may acquire upon exercise of the warrants to be issued to them in connection with this offering. We intend to grant OYO U.S.A. piggyback and demand registration rights covering the 2,500,000 shares of common stock it will own after this offering.

                                  UNDERWRITING



     Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, each of the underwriters named below, for whom C.E. Unterberg, Towbin, Cruttenden Roth Incorporated, and Pennsylvania Merchant Group are acting as representatives, has severally agreed to purchase from us the number of shares of common stock set forth below:



                                                                NUMBER
UNDERWRITER                                                    OF SHARES
-----------                                                    ---------
C.E. Unterberg, Towbin......................................
Cruttenden Roth Incorporated................................
Pennsylvania Merchant Group.................................

                                                               ---------
          Total.............................................   3,000,000
                                                               =========


     The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions. The nature of the underwriters' obligations is that they are committed to purchase and pay for all of the above shares of common stock if any are purchased.

PUBLIC OFFERING PRICE AND DEALERS CONCESSION

     The underwriters propose initially to offer the shares of common stock offered by this prospectus to the public at the public offering price per share set forth on the cover page of this prospectus and to certain dealers at that
price less a concession not in excess of $     per share. The underwriters may
allow, and these dealers may re-allow, a discount not in excess of $     per
share on sales to certain other dealers. After commencement of this offering, the offering price, discount price and re-allowance may be changed by the underwriters. No such change will alter the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

OVER-ALLOTMENT OPTION

     We have granted the underwriters an option, which may be exercised within 30 days after the date of this prospectus, to purchase up to 450,000 additional shares of common stock to cover over-allotments, if any, at the initial public offering price, less the underwriting discount set forth on the cover page of this prospectus. If the underwriters exercise their over-allotment option to purchase any of these additional 450,000 shares of common stock, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered by this prospectus are being sold. We will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters if the underwriters exercise their over-allotment option. The underwriters may exercise their over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered by this prospectus.

UNDERWRITING COMPENSATION

     The following table summarizes the compensation to be paid to the underwriters by us and the selling shareholder in connection with this offering:

                                                                          TOTAL
                                                             -------------------------------
                                                      PER       WITHOUT            WITH
                                                     SHARE   OVER-ALLOTMENT   OVER-ALLOTMENT
                                                     -----   --------------   --------------
Underwriting discounts paid by us..................    $           $                $
Underwriting discounts paid by the selling
  stockholder......................................
          Total....................................    $           $                $

INDEMNIFICATION OF UNDERWRITERS

     We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in connection with these liabilities.

C.E. UNTERBERG, TOWBIN WARRANT


     As additional underwriting compensation, we will issue C.E. Unterberg, Towbin, for its own account, warrants covering an aggregate of up to 200,000 shares of common stock exercisable at the price per share equal to 110% of the initial public offering price. C.E. Unterberg, Towbin may exercise these warrants as to all or any lesser number of the underlying shares of common stock commencing on the first anniversary of the date of this offering until the fifth anniversary of the date of this offering. The terms of the warrants require us to register the common stock for which the warrants are exercisable within one year from the effective date of the registration statement.



     The warrants are not transferable by the warrant holder other than to officers and partners of C.E. Unterberg, Towbin or to one of the other underwriters or its officers or partners. The exercise price of the warrants and the number of shares of common stock for which the warrants are exercisable are subject to adjustment to protect the warrant holder against dilution in certain events.


LOCK-UP AGREEMENTS


     We, the selling stockholder and all of our directors and officers have agreed to a "lock-up" arrangement for a period of one year after the date of this prospectus, subject to certain exceptions. Under this lock-up arrangement, we may not, without the prior written consent of C.E. Unterberg, Towbin, enter into or effect certain transactions involving the capital stock of TrueTime or any securities convertible into or exchangeable for our capital stock. For example, we and they may not offer, sell, pledge or otherwise dispose of, file a registration statement with the SEC relating to any shares of our capital stock.


STABILIZATION AND OTHER TRANSACTIONS

     In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Exchange Act, pursuant to which the underwriters may bid for, or purchase, common stock for the purpose of stabilizing the market price. The underwriters also may create a short position by selling more common stock in connection with this offering than they are committed to purchase from us, and in such case may purchase common stock in the open market following completion of this offering to cover all or a portion of such short position. In addition, the underwriters may impose "penalty bids" whereby they may reclaim from a dealer participating in this offering, the selling concession with respect to the common stock that it distributed in this offering, but which was subsequently purchased for the accounts of the underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the common stock at a level above that which might otherwise prevail in the open market. None of the transactions described in the paragraph is required, and, if they are undertaken, they may be discontinued at any time.


     At our request, the Underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares of common stock offered by this prospectus for sale to our officers, directors, employees and their family members friends and to business associates of TrueTime, including, customers, sales representatives, suppliers and other friends. These persons must commit to purchase after the registration statement has become effective but before the open of business on the following business day. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares.


DISCRETIONARY ACCOUNTS

     The underwriters have informed us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

DETERMINATION OF OFFERING PRICE

     Prior to this offering, there has been no market for our common stock. Accordingly, the initial public offering price for the common stock was determined by negotiation between us and the underwriters. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, the state of the markets for our services, the experience of our management, the economics of the precision timing industry in general, the general condition of the equity securities market and the demand for similar securities of companies considered comparable to us.


                                 LEGAL MATTERS



     The validity of the shares of common stock offered hereby will be passed upon for us by Fulbright & Jaworski L.L.P., Houston, Texas. Charles H. Still, a partner in such firm, will become a member of our board of directors immediately prior to the consummation of this offering and will be granted options to purchase 10,000 shares of common stock under the 1999 Director Plan at the offering price. Certain legal matters in connection with this offering will be passed upon for the underwriters by Akin, Gump, Strauss, Hauer & Feld, L.L.P.



                                    EXPERTS


     The financial statements as of September 30, 1998 and 1999, and for each of the three years in the period ended September 30, 1999, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                   WHERE YOU CAN FIND ADDITIONAL INFORMATION


     We filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock being sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits filed with the registration statement. For further information with respect to TrueTime and our common stock, we refer you to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document filed as an exhibit are not necessarily complete, and, in each instance, we refer you to the copy of such contract or other document filed as an exhibit to the registration statement and each such statement is qualified in all respects by the contract or other document in question. A copy of the registration statement and the exhibits and schedules filed with the registration statement may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the registration statement may be obtained from these offices upon the payment of the fees charged by the SEC. You may obtain information on the operation of the SEC's public reference facilities by calling 1-800-SEC-0330. The SEC also maintains a World Wide Web site that contains registration statements, reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov. We maintain a website at www.truetime.com.


     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE YOU WRITTEN INFORMATION OTHER THAN THIS PROSPECTUS OR TO MAKE REPRESENTATIONS AS TO MATTERS NOT STATED IN THIS PROSPECTUS. YOU MUST NOT RELY ON UNAUTHORIZED INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SHARES OF COMMON STOCK OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SHARES OF COMMON STOCK IN ANY JURISDICTION WHERE IT WOULD NOT BE PERMITTED OR LEGAL. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRENT ONLY AS OF THE DATE OF THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER AFTER THE DATE OF THIS PROSPECTUS SHALL CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THE AFFAIRS OF TRUETIME, INC. HAVE NOT CHANGED SINCE THE DATE OF THIS PROSPECTUS.

                                 TRUETIME, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Report of Independent Accountants...........................   F-1
Balance Sheets as of September 30, 1998 and 1999............   F-2
Statements of Operations for the Years Ended September 30,
  1997, 1998 and 1999.......................................   F-3
Statements of Changes in Stockholder's Equity for the Years
  Ended September 30, 1997, 1998 and 1999...................   F-4
Statements of Cash Flows for the Years Ended September 30,
  1997, 1998 and 1999.......................................   F-5
Notes to Financial Statements...............................   F-6

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
TrueTime, Inc.:

     In our opinion, the accompanying balance sheets and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of TrueTime, Inc. (a wholly owned subsidiary of OYO Corporation U.S.A.) at September 30, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with accounting principles generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Houston, Texas

November 2, 1999, except for Note 8, as


to which the date is December 1, 1999

                                 TRUETIME, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                                 AS OF SEPTEMBER 30,
                                                              -------------------------
                                                                 1998          1999
                                                              -----------   -----------
Current assets:
  Cash and cash equivalents.................................  $    38,348   $ 3,538,851
  Receivables:
     Trade accounts, net of allowance of $10,000 at each
      date..................................................    2,945,038     4,270,985
     Affiliates.............................................        3,171        42,760
  Receivable from Parent....................................    2,741,589       432,608
  Inventories...............................................    4,217,828     5,064,779
  Prepaid expenses and other current assets.................      148,655        23,753
  Deferred income tax.......................................      220,151       172,791
                                                              -----------   -----------
          Total current assets..............................   10,314,780    13,546,527
Property and equipment, net.................................    1,003,205     1,128,275
Goodwill, net of accumulated amortization of $188,906 and
  $214,682..................................................      842,327       816,552
                                                              -----------   -----------
          Total assets......................................  $12,160,312   $15,491,354
                                                              ===========   ===========

                         LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
  Trade accounts payable....................................  $   436,547   $   767,337
  Accrued expenses..........................................    1,237,362     1,971,066
                                                              -----------   -----------
          Total current liabilities.........................    1,673,909     2,738,403
Commitments and contingencies
Stockholder's equity:
  Preferred stock, $.01 par value, 1,000,000 shares
     authorized, no shares issued and outstanding...........           --            --
  Common stock, $.01 par value, 20,000,000 shares
     authorized, 4,000,000 shares issued and outstanding....       40,000        40,000
  Additional paid-in capital................................    4,689,838     4,689,838
  Retained earnings.........................................    5,756,565     8,023,113
                                                              -----------   -----------
          Total stockholder's equity........................   10,486,403    12,752,951
                                                              -----------   -----------
          Total liabilities and stockholder's equity........  $12,160,312   $15,491,354
                                                              ===========   ===========

    The accompanying notes are an integral part of the financial statements.

                                 TRUETIME, INC.

                            STATEMENTS OF OPERATIONS

                                                               YEAR ENDED SEPTEMBER 30,
                                                        ---------------------------------------
                                                           1997          1998          1999
                                                        -----------   -----------   -----------
Sales.................................................  $13,893,904   $16,296,604   $20,645,240
Cost of sales.........................................    5,783,298     7,536,409     9,076,137
                                                        -----------   -----------   -----------
Gross profit..........................................    8,110,606     8,760,195    11,569,103
Operating expenses:
  Selling, general and administrative.................    3,906,323     4,395,159     5,905,203
  Research and development............................    1,854,596     1,873,365     2,155,597
                                                        -----------   -----------   -----------
          Total operating expenses....................    5,760,919     6,268,524     8,060,800
                                                        -----------   -----------   -----------
Income from operations................................    2,349,687     2,491,671     3,508,303
                                                        -----------   -----------   -----------
Interest and other income (expense):
  Interest income.....................................           --       259,824       300,109
  Other, net..........................................        9,972       (10,916)        4,982
                                                        -----------   -----------   -----------
          Total interest and other income, net........        9,972       248,908       305,091
                                                        -----------   -----------   -----------
Income before provision for income taxes..............    2,359,659     2,740,579     3,813,394
Provision for income taxes............................      963,410     1,121,608     1,546,846
                                                        -----------   -----------   -----------
Net income............................................  $ 1,396,249   $ 1,618,971   $ 2,266,548
                                                        ===========   ===========   ===========
Weighted average shares outstanding as adjusted for
  reincorporation:
  Basic and diluted...................................    4,000,000     4,000,000     4,000,000
                                                        ===========   ===========   ===========
Earnings per share:
  Basic and diluted...................................  $      0.35   $      0.40   $      0.57
                                                        ===========   ===========   ===========

    The accompanying notes are an integral part of the financial statements.

                                 TRUETIME, INC.

                 STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
             FOR THE YEARS ENDED SEPTEMBER 30, 1997, 1998 AND 1999

                                        COMMON STOCK       ADDITIONAL
                                     -------------------    PAID-IN      RETAINED
                                      SHARES     AMOUNT     CAPITAL      EARNINGS       TOTAL
                                     ---------   -------   ----------   ----------   -----------
Stockholder's equity, October 1,
1996...............................  4,000,000   $40,000   $4,689,838   $2,741,345   $ 7,471,183
Net income.........................         --        --           --    1,396,249     1,396,249
                                     ---------   -------   ----------   ----------   -----------
Stockholder's equity, September 30,
  1997.............................  4,000,000    40,000    4,689,838    4,137,594     8,867,432
Net income.........................         --        --           --    1,618,971     1,618,971
                                     ---------   -------   ----------   ----------   -----------
Stockholder's equity, September 30,
  1998.............................  4,000,000    40,000    4,689,838    5,756,565    10,486,403
Net income.........................         --        --           --    2,266,548     2,266,548
                                     ---------   -------   ----------   ----------   -----------
Stockholder's equity, September 30,
  1999.............................  4,000,000   $40,000   $4,689,838   $8,023,113   $12,752,951
                                     =========   =======   ==========   ==========   ===========

    The accompanying notes are an integral part of the financial statements.

                                 TRUETIME, INC.

                            STATEMENTS OF CASH FLOWS

                                                                YEAR ENDED SEPTEMBER 30,
                                                          -------------------------------------
                                                             1997          1998         1999
                                                          -----------   ----------   ----------
Cash flows from operating activities:
  Net income............................................  $ 1,396,249   $1,618,971   $2,266,548
  Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
     Deferred income taxes..............................       47,382       47,531       47,360
     Depreciation and amortization......................      200,123      265,874      342,888
     Effects of changes in operating assets and
       liabilities:
       Receivables......................................   (1,327,617)     127,736   (1,365,536)
       Inventories......................................     (777,342)    (675,414)    (846,951)
       Prepaid expenses and other current assets........        5,917      (35,391)     124,902
       Trade accounts payable...........................      275,335     (516,230)     330,790
       Accrued expenses.................................      275,953       39,426      733,704
                                                          -----------   ----------   ----------
          Net cash provided by (used in) operating
            activities..................................       96,000      872,503    1,633,705
                                                          -----------   ----------   ----------
Cash flows from investing activities:
  Decrease (increase) in receivable from Parent.........      148,824     (201,936)   2,308,981
  Capital expenditures..................................     (244,824)    (632,219)    (442,183)
                                                          -----------   ----------   ----------
          Net cash provided by (used in) investing
            activities..................................      (96,000)    (834,155)   1,866,798
                                                          -----------   ----------   ----------
Increase in cash and cash equivalents...................           --       38,348    3,500,503
Cash and cash equivalents, beginning of period..........           --           --       38,348
                                                          -----------   ----------   ----------
Cash and cash equivalents, end of period................  $        --   $   38,348   $3,538,851
                                                          ===========   ==========   ==========
Supplemental cash flow information:
  Noncash settlement of cumulative allocated current
     income taxes by offset against receivable from
     Parent.............................................  $        --   $       --   $4,229,878
                                                          ===========   ==========   ==========

    The accompanying notes are an integral part of the financial statements.

                                 TRUETIME, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     TrueTime, Inc. (the "Company") is a wholly owned subsidiary of OYO Corporation U.S.A. (the "Parent"). The Parent is a wholly owned subsidiary of OYO Corporation, a Japanese corporation. The Company designs, develops and manufactures precision time products that are essential components in modern communications and computer systems. The Company's products are used in its telecommunications, computer networking and aerospace industries as well as in various other commercial markets. The Company's products use a variety of external timing references, including most importantly the Global Positioning System, together with state-of-the-art clocks to provide high quality signals (frequencies) and precision time.

     The significant accounting policies followed by the Company are summarized below:

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  REVENUE RECOGNITION

     Revenue is primarily derived from the sale of precision time and frequency instruments. Revenue is recognized when products are shipped and title has passed to the customer.

  RESEARCH AND DEVELOPMENT COSTS

     Research and development costs are expensed as incurred.

  ALLOCATION OF OPERATING EXPENSES FROM THE PARENT


     The Company and the Parent have separate management, operating facilities and administrative functions and do not conduct shared research and development activities. The Parent arranges for specific shared services for its subsidiaries related primarily to accounting, tax and employee benefit matters. The costs of such shared services are charged directly to the subsidiaries when the vendor provides a specific subsidiary breakout of the total costs or is allocated to the subsidiaries based on total revenues or other reasonable allocation bases. Management believes that the method for allocating the costs of shared services is reasonable and that such costs allocated to the Company for all periods presented in the accompanying financial statements are not materially different from the costs that would have been incurred if the Company had operated on a stand alone basis.


  CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid debt securities purchased with an original or remaining maturity at the time of purchase of three months or less to be cash equivalents. Subsequent to September 30, 1999, cash and cash equivalents include amounts held in trust with the Parent as more fully described in Note 8.

  CONCENTRATIONS OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and trade accounts receivable.

     The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Management believes the financial strength of the financial institutions minimizes the credit risk related to such deposits.

                                 TRUETIME, INC.

     The Company sells products to customers throughout the United States and various foreign countries. The Company's normal credit terms for trade receivables are 30 days. In certain situations, credit terms may be extended to 60 days. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Allowances are maintained for estimated credit losses. The Company's provision for bad debts was none, $13,700 and none for the years ended September 30, 1997, 1998 and 1999, respectively. The Company's write off of bad debts against the allowance for doubtful accounts was none, $13,700 and none for the years ended September 30, 1997, 1998 and 1999, respectively.

  INVENTORIES

     Inventories are stated at the lower of cost (as determined by a method that approximates the first-in, first-out method) or market.

  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation expense is provided by the straight-line method over an estimated useful life of 5 years for all property and equipment except leasehold improvements, which are depreciated over the shorter of the economic life or the term of the lease.

     Expenditures for renewals and betterments are capitalized. Repairs and maintenance are charged to expense as incurred. The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and any gain or loss thereon is reflected in operations.

  GOODWILL

     The Parent acquired the Company in 1991. Goodwill represents the Parent's purchase price of the Company in excess of the fair values of the Company's assets and liabilities at the purchase date. Goodwill is amortized to expense using the straight-line method over an estimated useful life of 40 years.

     Goodwill and other long-lived assets are reviewed for impairment whenever an event or change in circumstances indicates that the carrying amount of the assets may not be recoverable. The impairment review includes comparison of future cash flows expected to be generated by the Company's operations with the carrying value of goodwill and other long-lived assets. If the carrying value of such assets exceeds the expected undiscounted future cash flows, an impairment loss is recognized to the extent the carrying amount of the assets exceeds their fair values.

  PRODUCT WARRANTIES

     The Company sells products under one-year warranties. The estimated future cost under existing warranties is accrued.

  INCOME TAXES

     The Company joins in the consolidated U.S. income tax return of the Parent, which includes all U.S. subsidiaries of the Parent, and in the consolidated California state income tax return, which includes all subsidiaries that are included in the consolidated U.S. income tax return. Federal and state income taxes are provided by the Company as if it filed separate income tax returns.

     The Company follows the liability method of accounting for income taxes whereby deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

                                 TRUETIME, INC.

2. INVENTORIES:

     Inventories consisted of the following:

                                                                AS OF SEPTEMBER 30,
                                                              -----------------------
                                                                 1998         1999
                                                              ----------   ----------
Finished goods..............................................  $1,030,747   $  948,393
Work in process.............................................     769,541    1,375,575
Raw materials...............................................   2,417,540    2,740,811
                                                              ----------   ----------
                                                              $4,217,828   $5,064,779
                                                              ==========   ==========

3. PROPERTY AND EQUIPMENT:

     Property and equipment consisted of the following:

                                                                AS OF SEPTEMBER 30,
                                                              ------------------------
                                                                 1998         1999
                                                              ----------   -----------
Machinery and equipment.....................................  $1,451,660   $ 1,712,419
Furniture and fixtures......................................     341,963       342,716
Transportation equipment....................................       2,142        26,767
Leasehold improvements......................................     132,716       141,728
                                                              ----------   -----------
                                                               1,928,481     2,223,630
Accumulated depreciation....................................    (925,276)   (1,095,355)
                                                              ----------   -----------
                                                              $1,003,205   $ 1,128,275
                                                              ==========   ===========

4. ACCRUED EXPENSES:

     Accrued expenses consisted of the following:

                                                                AS OF SEPTEMBER 30,
                                                              -----------------------
                                                                 1998         1999
                                                              ----------   ----------
Employee bonuses............................................  $  530,331   $  873,157
Payroll and other compensation..............................     437,941      725,063
Compensated absences........................................     230,213      246,984
Product warranty............................................      12,000       12,000
Legal and professional fees.................................      25,867       26,102
Other accrued expenses......................................       1,010       87,760
                                                              ----------   ----------
                                                              $1,237,362   $1,971,066
                                                              ==========   ==========

                                 TRUETIME, INC.

5. INCOME TAXES:

     The provision for income taxes consisted of the following:

                                                         YEAR ENDED SEPTEMBER 30,
                                                    ----------------------------------
                                                      1997        1998         1999
                                                    --------   ----------   ----------
Current:
  Federal.........................................  $775,564   $  909,378   $1,269,555
  State...........................................   140,464      164,699      229,931
                                                    --------   ----------   ----------
                                                     916,028    1,074,077    1,499,486
                                                    --------   ----------   ----------
Deferred:
  Federal.........................................    40,061       40,201       40,051
  State...........................................     7,321        7,330        7,309
                                                    --------   ----------   ----------
                                                      47,382       47,531       47,360
                                                    --------   ----------   ----------
                                                    $963,410   $1,121,608   $1,546,846
                                                    ========   ==========   ==========

     The differences between the effective tax rate reflected in the total provision for income taxes and the statutory federal tax rate of 34% were as follows:

                                                         YEAR ENDED SEPTEMBER 30,
                                                    ----------------------------------
                                                      1997        1998         1999
                                                    --------   ----------   ----------
Provision for income taxes at the statutory
rate..............................................  $802,284   $  931,797   $1,296,554
State income taxes, net of federal income tax
  benefit.........................................   147,785      172,029      237,240
Goodwill amortization.............................     8,764        8,764        8,764
Other.............................................     4,577        9,018        4,288
                                                    --------   ----------   ----------
Provision for income taxes........................  $963,410   $1,121,608   $1,546,846
                                                    ========   ==========   ==========
Effective income tax rate.........................      40.8%        40.9%        40.6%
                                                    ========   ==========   ==========

     Deferred income taxes under the liability method reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax liabilities and assets were as follows:

                                                              AS OF SEPTEMBER 30,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Deferred income tax assets:
  Allowance for doubtful accounts...........................  $  4,000   $  4,000
  Accrued product warranty..................................     5,000      5,000
  Inventories...............................................    34,390     43,311
  Accrued compensated absences..............................    92,900     99,635
  Other.....................................................    85,748     32,560
                                                              --------   --------
                                                               222,038    184,506
Deferred income tax liability:
  Property and equipment....................................    (1,887)   (11,715)
                                                              --------   --------
          Net deferred income tax asset.....................  $220,151   $172,791
                                                              ========   ========

     Under the liability method, a valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on the Company's historical

                                 TRUETIME, INC.

taxable income record and taxable income available in carryback years, management believes that the Company will realize the deferred tax assets.

6. STOCKHOLDER'S EQUITY:

     Effective November 1, 1999, the Company was reincorporated from California to Delaware under the name TrueTime, Inc. (also referred to as the "Company"). The reincorporation was accomplished by the issuance of 4,000,000 shares of $.01 par value common stock in a newly formed Delaware corporation to the Parent and the tax-free merger of the California corporation into the Delaware corporation. After the reincorporation, the Company has 20,000,000 authorized shares of $.01 par value common stock, of which 4,000,000 issued and outstanding common shares are owned by the Parent. The accompanying financial statements reflect the capital structure of the Company after the reincorporation and the assets, liabilities, total stockholder's equity and results of operations of the previous California corporation for all dates and periods presented. Earnings per share information has been computed giving effect to the common shares outstanding after the reincorporation for all periods presented.

     Effective with the reincorporation, the Company has 1,000,000 authorized shares of $0.01 par value preferred stock. No preferred shares have been issued.

     In conjunction with a planned initial public offering, the Company has filed a registration statement with the Securities and Exchange Commission to offer 3,000,000 common shares, including 1,500,000 common shares owned by Parent. The Company has agreed to grant options to the underwriters for the purchase of up to 450,000 additional common shares to cover over-allotments, if any. In addition, the Company has agreed to issue warrants to the underwriters for the purchase of up to 200,000 common shares at an exercise price equal to 110% of the offering price.

     The board of directors have established the TrueTime, Inc. 1999 Employee Stock Plan and the 1999 Non-Employee Director Plan and have reserved an aggregate of 1,500,000 common shares and 150,000 common shares, respectively, for issuance thereunder. No stock awards have been granted under either plan.

7. RETIREMENT PLAN:

     The Company's employees are participants in a 401(k) plan (the "Plan") provided by the Parent, which covers substantially all eligible employees in the United States. The Plan is a qualified salary reduction plan in which all eligible participants may elect to have a percentage of their compensation contributed to the Plan, subject to annual limitations. The Company's share of discretionary contributions was approximately $92,000, $112,000 and $136,000 for the years ended September 30, 1997, 1998 and 1999, respectively.

8. RELATED PARTY TRANSACTIONS:

     Sales to the Parent and other affiliated companies were approximately $97,000, $40,000 and $52,000 during the years ended September 30, 1997, 1998 and 1999, respectively.

     The Company participates in the central cash management system of the Parent in which the net cash provided or used by operations is transferred to or from the Parent on a daily basis. Since the implementation of the central cash management system, the Company's cash flow provided from operating activities have exceeded capital expenditure and, as a result, the Company has maintained a receivable from the Parent for the excess that is held in the cash management system. Beginning October 1, 1997, the Parent implemented a policy of crediting interest on the receivable balance. Interest credited and added to the receivable balance was $259,824 and $300,109 for the years ended September 30, 1998 and 1999, respectively. For financial reporting purposes, the receivable from the Parent represents the

                                 TRUETIME, INC.

cumulative amount of cash contributed to the central cash management system, plus the interest credited thereon, net of the cumulative amount of current federal income taxes that have been allocated from the Parent.


     On September 30, 1999, the Company and the Parent conducted a partial and preliminary settlement of the receivable from Parent. On that date, the Parent formally settled the cumulative amount of allocated current income taxes of $4,229,878 by offsetting such amount against the receivable from the Parent for the cumulative amount of cash contributed to the central cash management system. In addition, the Parent paid the Company $3,500,000 in cash as a partial settlement of the resulting net receivable balance. At September 30, 1999, after considering this transaction, the remaining receivable from Parent was $432,608. In October 1999, the Company transferred $3,500,000 in cash to the Parent subject to the terms of a Trust Agreement with the Parent. Under the terms of the Trust Agreement, the Parent acknowledged and agreed that it held $3,500,000, plus the investment income earned thereon, for the Company's benefit and managed the trust assets as part of the Parent's other cash management activities. This action was taken to maximize the return on the Company's assets available for investment. On December 1, 1999, the Trust Agreement was terminated and the cash and cash equivalents held in trust in the amount of $3,530,089 were distributed to the Company.


9. COMMITMENTS:

  OPERATING LEASES

     The Company leases certain office space and manufacturing facilities under noncancelable operating leases. For fiscal years ending after September 30, 1999, the approximate future minimum rental commitments under noncancelable operating leases were as follows:

               YEAR ENDING SEPTEMBER 30,
               -------------------------
2000....................................................   $  185,000
2001....................................................      185,000
2002....................................................      185,000
2003....................................................      185,000
2004....................................................      186,000
Thereafter..............................................      783,000
                                                           ----------
                                                           $1,709,000
                                                           ==========

     Rent expense for the years ended September 30, 1997, 1998 and 1999, was approximately $178,000, $191,000 and $353,000, respectively.

10. SEGMENT INFORMATION:

     The Company manages its business on a total product-line basis and has one reportable segment. The product-line and related accounting policies are described in Note 1.

                                 TRUETIME, INC.

     Revenues related to continuing operations in the United States and foreign countries are presented below:

                                                       YEAR ENDED SEPTEMBER 30,
                                                ---------------------------------------
                                                   1997          1998          1999
                                                -----------   -----------   -----------
Revenues from unaffiliated customers:
  United States...............................  $11,337,000   $13,445,000   $17,276,000
  Foreign:
     Europe...................................    1,524,000     1,387,000     1,869,000
     Other....................................      936,000     1,425,000     1,448,000

     All of the Company's long-lived assets related to continuing operations are located in the United States.

     Various branches and agencies of the U.S. Government utilize the Company's products in varying applications. Total products sales to the U.S. Government comprised 21%, 23% and 28% of revenues during the years ended September 30, 1997, 1998 and 1999, respectively. Sales to one branch of the U.S. Government comprised 18% of the Company's revenues for the year ended September 30, 1999. In addition, sales to a private-sector customer comprised 10% of revenues for each of the two years in the period ended September 30, 1998.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,000,000 SHARES

                                [TRUETIME LOGO]

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS
                            ------------------------

C.E. UNTERBERG, TOWBIN
                                CRUTTENDEN ROTH
                                  INCORPORATED

                                                     PENNSYLVANIA MERCHANT GROUP

                                            , 1999

     UNTIL           , 2000, 25 DAYS AFTER THE DATE OF THIS PROSPECTUS, ALL
DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions and other underwriter compensation, payable by TrueTime in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fees and the Nasdaq National Market listing fee.


                                                            AMOUNT TO
                                                             BE PAID
                                                            ---------
SEC Registration fee.....................................   $  6,714
NASD filing fee..........................................      2,915
Nasdaq National Market initial listing fee...............     63,725
Printing and engraving...................................    100,000
Legal fees and expenses..................................    125,000
Accounting fees and expenses.............................     85,000
Directors and Officers Liability Insurance...............     50,000
Blue sky fees and expenses...............................     10,000
Transfer agent fees......................................     25,000
Miscellaneous............................................     31,646
                                                            --------
          Total..........................................   $500,000
                                                            ========


---------------

* To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware Corporation Law permits a corporation to include in its charter documents and in agreements between the corporation and its directors and officers provisions as to the scope of indemnification.

     Article 7 of TrueTime's Certificate of Incorporation, to be filed in connection with this offering, provides for indemnification of officers and directors to the fullest extent permissible under Delaware law.

     Section 52 of TrueTime's By-laws provides for the indemnification of officers and directors acting on behalf of TrueTime if any such person so indemnified acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of TrueTime, and, with respect to any criminal action or proceeding, any such person had no reason to believe his or her conduct was unlawful.

     TrueTime has entered into indemnification agreements with its officers and directors, in addition to indemnification provided for in TrueTime's By-laws, and intends to enter into indemnification agreements with any new officers and directors in the future.

     Delaware law permits TrueTime to purchase and maintain insurance on behalf of any director, officer, employee or agent of TrueTime against any liability asserted against or incurred by any of them in such capacity or arising out of the status thereof as such whether or not TrueTime would have the power to indemnify such director, officer, employee or agent against such liability under the applicable provisions of Delaware law, the Certificate of Incorporation or the By-laws.

     The general effect of the foregoing provisions is to reduce the circumstances in which an officer or director may be required to bear the economic burdens of the liabilities and expenses arising from his or her service as such.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     TrueTime, Inc. was incorporated in Delaware on October 13, 1999, for the purpose of effecting this offering. On November 1, 1999, its predecessor TrueTime, Inc., a California corporation, was merged into TrueTime, Inc., a Delaware corporation, to accomplish a reincorporation in Delaware. In connection with such merger the single outstanding share of common stock of TrueTime, Inc. (a California corporation) was converted into 4,000,000 newly issued shares of common stock, $.01 par value, of TrueTime, Inc. (a Delaware corporation), constituting all the outstanding shares thereof. The issuance of such shares upon the reincorporation of TrueTime, Inc. in Delaware was exempt from the registration provisions of the Securities Act of 1933 under Section 4(2) thereof. Such issuance was a transaction not involving any public offering of securities.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) EXHIBITS


      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
          1.1*           -- Form of Underwriting Agreement.
          1.2*           -- Form of Warrant Agreement and Warrant (to be issued to
                            the C.E. Unterberg, Towbin).
          3.1**          -- Certificate of Incorporation of the Registrant.
          3.2**          -- By-laws of the Registrant.
          4.1***         -- Specimen Certificate of the Registrant's common stock.
          4.2            -- See Exhibit 3.1 for provisions of the Registrant's
                            Certificate of Incorporation defining the rights of the
                            holders of common stock.
          4.3            -- See Exhibit 3.2 for provisions of the Registrant's
                            By-laws defining the rights of holders of common stock.
          5.1*           -- Opinion of Fulbright & Jaworski L.L.P., counsel to the
                            Registrant.
         10.1***         -- Form of Indemnification Agreement between the Registrant and its officers and directors.
         10.2***         -- TrueTime, Inc. 1999 Key Employee Stock Option Plan.
         10.3***         -- TrueTime, Inc. 1999 Non-Employee Director Plan.
         10.4***         -- Form of Employment Agreement.
         10.5***         -- Form of Tax Separation Agreement between the Registrant and OYO Corporation U.S.A.
         10.6***         -- Form of Transition Services Agreement between the
                            Registrant and OYO Corporation U.S.A.
         10.7**          -- Trust Agreement between the Registrant and OYO
                            Corporation U.S.A. for the benefit of the Registrant.
         10.8***         -- Form of Registration Rights Agreement between the
                            Registrant and OYO Corporation U.S.A.
         10.9**          -- Standard Industrial Lease between Manor Development Co.
                            and the Registrant.
         21.1            -- List of Subsidiaries of the Registrant -- None.
         23.1***         -- Consent of PricewaterhouseCoopers LLP, public
                            accountants.
         23.2*           -- Consent of Fulbright & Jaworski L.L.P., counsel to the
                            Registrant. Reference is made to Exhibit 5.1.
         23.3**          -- Consent of named director (Satoru Ohya).
         23.4**          -- Consent of named director (Charles J. Abbe).

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
         23.5**          -- Consent of named director (Charles H. Still).
         23.6**          -- Consent of named director (A. Robert Towbin).
         24.1**          -- Power of Attorney. (Reference is made to page II-4 of the original Registration Statement filed November 3, 1999).
         27.1**          -- Financial Data Schedule.


---------------


  * To be filed by amendment.



 ** Previously filed.



*** Filed herewith.


  (b) FINANCIAL STATEMENT SCHEDULES

     All financial statement schedules are omitted as the required information is inapplicable or the information is presented in the Financial Statements or the related Notes.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Rosa, State of California, on this 2nd day of December, 1999.


                                            TRUETIME, INC.

                                            By   /s/ ELIZABETH A. WITHERS
                                             -----------------------------------
                                                    Elizabeth A. Withers
                                               President and Chief Executive
                                                          Officer
                                               (Principal Executive Officer)


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----
                          *                                                           December 2, 1999
-----------------------------------------------------      Chairman of the Board
                 Katsuhiko Kobayashi

              /s/ ELIZABETH A. WITHERS                  President, Chief Executive    December 2, 1999
-----------------------------------------------------      Officer and Director
                Elizabeth A. Withers                   (Principal Executive Officer)

            /s/ MICHAEL P. VON DER PORTEN                Vice President and Chief     December 2, 1999
-----------------------------------------------------  Financial Officer (Principal
              Michael P. Von der Porten                  Financial and Accounting
                                                                 Officer)

                          *                                                           December 2, 1999
-----------------------------------------------------            Director
                 Ernest M. Hall, Jr.

             * /s/ ELIZABETH A. WITHERS
 ---------------------------------------------------
                Elizabeth A. Withers
                  Attorney-in-Fact

                               INDEX TO EXHIBITS


      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
         1.1*            -- Form of Underwriting Agreement.
         1.2*            -- Form of Warrant Agreement and Warrant (to be issued to
                            the C.E. Unterberg, Towbin).
         3.1**           -- Certificate of Incorporation of the Registrant.
         3.2**           -- By-laws of the Registrant.
         4.1***          -- Specimen Certificate of the Registrant's common stock.
         4.2             -- See Exhibit 3.1 for provisions of the Registrant's
                            Certificate of Incorporation defining the rights of the
                            holders of common stock.
         4.3             -- See Exhibit 3.2 for provisions of the Registrant's
                            By-laws defining the rights of holders of common stock.
         5.1*            -- Opinion of Fulbright & Jaworski L.L.P., counsel to the
                            Registrant.
        10.1***          -- Form of Indemnification Agreement between the Registrant and its officers and directors.
        10.2***          -- TrueTime, Inc. 1999 Key Employee Stock Option Plan.
        10.3***          -- TrueTime, Inc. 1999 Non-Employee Director Plan.
        10.4***          -- Form of Employment Agreement.
        10.5***          -- Form of Tax Separation Agreement between the Registrant and OYO Corporation U.S.A.
        10.6***          -- Form of Transition Services Agreement between the
                            Registrant and OYO Corporation U.S.A.
        10.7**           -- Trust Agreement between the Registrant and OYO
                            Corporation U.S.A. for the benefit of the Registrant.
        10.8***          -- Form of Registration Rights Agreement between the
                            Registrant and OYO Corporation U.S.A.
        10.9**           -- Standard Industrial Lease between Manor Development Co.
                            and the Registrant.
        21.1             -- List of Subsidiaries of the Registrant -- None.
        23.1***          -- Consent of PricewaterhouseCoopers LLP, public
                            accountants.
        23.2*            -- Consent of Fulbright & Jaworski L.L.P., counsel to the
                            Registrant. Reference is made to Exhibit 5.1.
        23.3**           -- Consent of named director (Satoru Ohya).
        23.4**           -- Consent of named director (Charles J. Abbe).
        23.5**           -- Consent of named director (Charles H. Still).
        23.6**           -- Consent of named director (A. Robert Towbin).
        24.1**           -- Power of Attorney. (Reference is made to page II-4 of the original Registration Statement filed November 3, 1999).
        27.1**           -- Financial Data Schedule.


---------------


*   To be filed by amendment.



**  Previously filed.



*** Filed herewith.